================================================================================

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                              Financial Statements
                         For the nine-month period ended
               September 30, 2008 presented in comparative format.

================================================================================

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                                TABLE OF CONTENTS
                      System established by the Regulations
      (N. T. 2001) set forth by the National Securities Commission (C.N.V.)

                 Financial Statements and Limited Review Report
                         For the nine-month period ended
               September 30, 2008 presented in comparative format.

                  Report of the Supervisory Syndics' Committee
                  For the nine-month ended September 30, 2008.

Heading                                                                  Page 1

Consolidated Financial Statements                                        Page 2

Individual Financial Statements                                          Page 45

Additional Information to the Notes to the Financial Statements
required by Section 68 of the Rules and Regulations of the Bolsa de
Comercio de Buenos Aires (Buenos Aires Stock Exchange).                  Page 68

Supplementary and Explanatory Statement by the Board of Directors
required by Section 2 of the Rules on accounting documents set forth by the Regulations of the Bolsa de Comercio de Cordoba (Cordoba Stock
Exchange).                                                               Page 70

Informative Review                                                       Page 72

Report of the Supervisory Syndics' Committee

Limited Review Report

Company's Name:                             Grupo Financiero Galicia S.A.
                                            "Corporation which has not adhered
                                            to the optional system for the
                                            mandatory acquisition of shares in a
                                            public offering"

Legal address:                              Tte. Gral. Juan D. Peron
                                            No. 456 - 2nd floor
                                            Autonomous City of Buenos Aires

Principal line of business:                 Financial and Investment Activities

                             Fiscal year N(degree) 10
          For the nine-month period commenced January 1, 2008 and ended
              September 30, 2008, presented in comparative format.

            DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of Bylaws:                                  September 30, 1999

Date of latest amendment to Bylaws:         June 26, 2006

Registration number with the Corporation
Control Authority (I.G.J):                  11,891

Sequential Number - Corporation Control
Authority (I.G.J.):                         1,671,058

Date of expiration of the Company's Bylaws: June 30, 2100

Name of the Controlling Company:            EBA HOLDING S.A.

Principal line of business:                 Financial and Investment Activities

Interest held by the Controlling Company
in the Shareholders' equity as
of 09.30.08:                                22.65%

Percentage of votes which the Controlling
Company is entitled to as of 09.30.08:      59.42%

       Capital status as of 09.30.08 (Note 8 to the Financial Statements) (figures stated in thousands of pesos for "Subscribed" and "Paid-in" shares)

                                                          Shares
                                      ----------------------------------------------
                                            Voting
    Number             Class           rights per share     Subscribed      Paid-in
-------------   -------------------   ------------------   ------------   ----------
  281,221,650   Ordinary class "A",
                  face value of 1              5                281,222      281,222
  960,185,367   Ordinary class "B",
                  face value of 1              1                960,185      960,185
-------------                                              ------------   ----------
1,241,407,017                                                 1,241,407    1,241,407
=============                                              ============   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                 As of September 30, 2008 and December 31, 2007.
                     (figures stated in thousands of pesos)

                                                                                          09.30.08        12.31.07
                                                                                        ------------    ------------
ASSETS
  CASH AND DUE FROM BANKS                                                                  3,288,676       2,960,013
                                                                                        ------------    ------------
  - Cash                                                                                     799,920         743,185
  - Financial institutions and correspondents                                              2,488,756       2,216,828
    - Argentine Central Bank                                                               2,301,261       1,648,864
    - Other local financial institutions                                                      12,130          26,425
    - Foreign                                                                                175,365         541,539
                                                                                        ------------    ------------
  GOVERNMENT AND CORPORATE SECURITIES                                                      1,102,546       1,694,030
                                                                                        ------------    ------------
  - Holdings of securities in investment accounts                                            166,927       1,303,437
  - Holdings of trading securities                                                           250,188          38,991
  - Government unlisted securities                                                           129,474           1,872
  - Securities issued by the Argentine Central Bank                                          555,861         348,757
  - Investments in listed corporate securities                                                    96             973
                                                                                        ------------    ------------
  LOANS                                                                                   12,412,198      11,601,029
                                                                                        ------------    ------------
  - To the non-financial public sector                                                     1,347,643       1,265,466
  - To the financial sector                                                                  135,313         110,028
    - Interbank loans (call money loans granted)                                              28,500           2,906
    - Other loans to domestic financial institutions                                          64,579          64,895
    - Accrued interest, adjustments and quotation differences receivable                      42,234          42,227
  - To the non-financial private sector and residents abroad                              11,388,502      10,654,142
    - Advances                                                                               820,248         792,148
    - Promissory notes                                                                     2,725,235       2,911,170
    - Mortgage loans                                                                       1,028,966         945,088
    - Pledge loans                                                                            91,657          94,520
    - Personal loans                                                                       1,156,272         977,976
    - Credit card loans                                                                    3,952,446       3,630,133
    - Other                                                                                1,475,283       1,168,684
    - Accrued interest, adjustments and quotation differences receivable                     181,439         177,027
    - Documented interest                                                                   (42,838)        (42,462)
    - Unallocated collections                                                                  (206)           (142)
  - Allowances                                                                             (459,260)       (428,607)
                                                                                        ------------    ------------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                     4,242,498       3,596,970
                                                                                        ------------    ------------
  - Argentine Central Bank                                                                   487,835         192,911
  - Amounts receivable for spot and forward sales to be settled                               11,070          31,090
  - Securities receivable under spot and forward purchases to be settled                   1,763,044       1,517,600
  - Others not included in the debtor classification regulations                           1,610,649       1,603,703
  - Unlisted negotiable obligations                                                            7,110          20,868
  - Balances from forward transactions without delivery of underlying asset to be
     settled                                                                                   4,265           1,087
  - Others included in the debtor classification regulations                                 361,946         240,270
  - Accrued interest receivable not included in the debtor classification
     regulations                                                                               3,051           2,017
  - Accrued interest receivable included in the debtor classification regulations              3,934           6,594
  - Allowances                                                                              (10,406)        (19,170)
                                                                                        ------------    ------------
  ASSETS UNDER FINANCIAL LEASES                                                              458,447         355,784
                                                                                        ------------    ------------
  - Assets under financial leases                                                            463,229         359,552
  - Allowances                                                                               (4,782)         (3,768)

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                 As of September 30, 2008 and December 31, 2007.
                     (figures stated in thousands of pesos)

                                                                                          09.30.08        12.31.07
                                                                                        ------------    ------------
  EQUITY INVESTMENTS                                                                          84,248          43,790
                                                                                        ------------    ------------
  - In financial institutions                                                                  1,552           3,138
  - Other                                                                                     89,581          82,009
  - Allowances                                                                               (6,885)        (41,357)
                                                                                        ------------    ------------
  MISCELLANEOUS RECEIVABLES                                                                1,423,197       1,246,054
                                                                                        ------------    ------------
  - Receivables for assets sold                                                               15,875          15,980
  - Minimum presumed income tax - Tax credit                                                 279,175         258,515
  - Other                                                                                  1,211,654       1,056,970
  - Accrued interest on receivables for assets sold                                              453              98
  - Other accrued interest and adjustments receivable                                             90              79
  - Allowances                                                                              (84,050)        (85,588)
                                                                                        ------------    ------------
  FIXED ASSETS                                                                               774,177         743,132
                                                                                        ------------    ------------
  MISCELLANEOUS ASSETS                                                                       141,670         112,575
                                                                                        ------------    ------------
  INTANGIBLE ASSETS                                                                          522,657         448,318
                                                                                        ------------    ------------
  - Goodwill                                                                                  42,942          58,266
  - Organization and development expenses                                                    479,715         390,052
                                                                                        ------------    ------------
  UNALLOCATED ITEMS                                                                           14,041           9,161
                                                                                        ------------    ------------
  OTHER ASSETS                                                                                36,169          17,882
                                                                                        ------------    ------------
TOTAL ASSETS                                                                              24,500,524      22,828,738
                                                                                        ============    ============

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                 As of September 30, 2008 and December 31, 2007.
                     (figures stated in thousands of pesos)

                                                                                          09.30.08        12.31.07
                                                                                        ------------    ------------
LIABILITIES
  DEPOSITS                                                                                14,239,225      13,165,621
                                                                                        ------------    ------------
  - Non-financial public sector                                                              253,946         193,911
  - Financial sector                                                                         173,834         167,206
  - Non-financial private sector and residents abroad                                     13,811,445      12,804,504
    - Current Accounts                                                                     3,055,451       2,629,925
    - Savings Accounts                                                                     3,599,787       3,228,954
    - Time Deposits                                                                        6,824,392       6,543,910
    - Investment accounts                                                                        213             199
    - Other                                                                                  220,259         291,103
    - Accrued interest and quotation differences payable                                     111,343         110,413
                                                                                        ------------    ------------
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                     6,599,643       6,362,954
                                                                                        ------------    ------------
  - Argentine Central Bank                                                                     1,362             698
    - Other                                                                                    1,362             698
  - Banks and international entities                                                         906,520         717,316
  - Unsubordinated negotiable obligations                                                  1,795,026       2,190,231
  - Amounts payable for spot and forward purchases to be settled                           1,360,961       1,273,308
  - Securities to be delivered under spot and forward sales to be settled                    252,553          30,734
  - Loans from domestic financial institutions                                               282,138         213,039
    - Interbank loans (call money loans received)                                                  -          12,501
    - Other loans from domestic financial institutions                                       280,110         199,191
    - Accrued interest payable                                                                 2,028           1,347
  - Balances from forward transactions without delivery of underlying asset to
     be settled                                                                                    2               -
  - Other                                                                                  1,934,518       1,855,825
  - Accrued interest and quotation differences payable                                        66,563          81,803
                                                                                        ------------    ------------
  MISCELLANEOUS LIABILITIES                                                                  395,085         324,583
                                                                                        ------------    ------------
  - Dividends payable                                                                          5,415              40
  - Directors' and syndics' fees                                                               2,951           4,343
  - Other                                                                                    386,719         320,200
                                                                                        ------------    ------------
  PROVISIONS                                                                                 251,449         170,083
                                                                                        ------------    ------------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                                        870,240         855,258
                                                                                        ------------    ------------
  UNALLOCATED ITEMS                                                                            7,040           6,347
                                                                                        ------------    ------------
  OTHER LIABILITIES                                                                          103,550          71,800
                                                                                        ------------    ------------
  MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                    235,194         217,587
                                                                                        ------------    ------------
TOTAL LIABILITIES                                                                         22,701,426      21,174,233
                                                                                        ------------    ------------
SHAREHOLDERS' EQUITY                                                                       1,799,098       1,654,505
                                                                                        ------------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                24,500,524      22,828,738
                                                                                        ============    ============

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                        Consolidated Memorandum Accounts
                 As of September 30, 2008 and December 31, 2007.
                     (figures stated in thousands of pesos)

                                                                                          09.30.08        12.31.07
                                                                                        ------------    ------------
DEBIT                                                                                     23,343,034      19,965,718
                                                                                        ============    ============
  CONTINGENT                                                                               7,415,478       6,781,309
                                                                                        ------------    ------------
  - Loans obtained (unused balances)                                                          55,289         199,775
  - Guarantees received                                                                    5,348,570       5,112,668
  - Others not included in the debtor classification regulations                              22,537          22,687
  - Contingencies re. contra items                                                         1,989,082       1,446,179
                                                                                        ------------    ------------
  CONTROL                                                                                 10,583,930       9,543,858
                                                                                        ------------    ------------
  - Uncollectible loans                                                                      558,726         545,848
  - Other                                                                                  9,623,784       8,637,351
  - Control re. contra items                                                                 401,420         360,659
                                                                                        ------------    ------------
  DERIVATIVES                                                                              4,721,188       2,782,512
                                                                                        ------------    ------------
  - "Notional" value of forward transactions without delivery of underlying
     asset                                                                                 2,768,938       1,740,332
  - Derivatives re. contra items                                                           1,952,250       1,042,180
                                                                                        ------------    ------------
  TRUST ACCOUNTS                                                                             622,438         858,039
                                                                                        ------------    ------------
  - Trust funds                                                                              622,438         858,039
                                                                                        ------------    ------------
CREDIT                                                                                    23,343,034      19,965,718
                                                                                        ============    ============
  CONTINGENT                                                                               7,415,478       6,781,309
                                                                                        ------------    ------------
  - Loans granted (unused balances)                                                          970,747         827,851
  - Guarantees granted to the Argentine Central Bank                                           2,075               -
  - Other guarantees granted included in the debtor classification
     regulations                                                                             294,342         139,692
  - Other  guarantees  granted  not  included  in  the  debtor  classification
     regulations                                                                             365,533         236,668
  - Others included in the debtor classification regulations                                 323,099         200,466
  - Others not included in the debtor classification regulations                              33,286          41,502
  - Contingencies re. contra items                                                         5,426,396       5,335,130
                                                                                        ------------    ------------
  CONTROL                                                                                 10,583,930       9,543,858
                                                                                        ------------    ------------
  - Checks and drafts to be credited                                                         401,243         360,481
  - Other                                                                                    265,364         277,068
  - Control re. contra items                                                               9,917,323       8,906,309
                                                                                        ------------    ------------
  DERIVATIVES                                                                              4,721,188       2,782,512
                                                                                        ------------    ------------
  - "Notional" value of put options written                                                  142,782         162,336
  - "Notional" value of forward transactions without delivery of underlying
     asset                                                                                 1,809,468         879,844
  - Derivatives re. contra items                                                           2,768,938       1,740,332
                                                                                        ------------    ------------
  TRUST ACCOUNTS                                                                             622,438         858,039
                                                                                        ------------    ------------
  - Trust liabilities re. contra items                                                       622,438         858,039

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
          For the nine-month period commenced January 1, 2008 and ended
             September 30, 2008 presented in comparative format with
                  the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                                          09.30.08        09.30.07
                                                                                        ------------    ------------
FINANCIAL INCOME                                                                           1,828,006       1,447,152
                                                                                        ------------    ------------
  - Interest on cash and due from banks                                                        7,798           9,764
  - Interest on loans to the financial sector                                                  2,100           3,012
  - Interest on advances                                                                     127,009          76,855
  - Interest on promissory notes                                                             320,459         196,899
  - Interest on mortgage loans                                                                93,214          68,787
  - Interest on pledge loans                                                                  11,032           8,757
  - Interest on credit card loans                                                            457,710         304,205
  - Interest on other loans                                                                  228,027         139,447
  - Net income from government and corporate securities                                      180,524         180,979
  - Interest on other receivables resulting from financial brokerage                          25,880          26,504
  - Net income from secured loans - Decree No. 1,387/01                                       45,619          65,886
  - CER adjustment                                                                           103,604         160,448
  - Quotation differences on gold and foreign currency                                       100,484          58,427
  - Other                                                                                    124,546         147,182
                                                                                        ------------    ------------
FINANCIAL EXPENSES                                                                         1,050,282         908,212
                                                                                        ------------    ------------
  - Interest on current account deposits                                                      14,739          11,727
  - Interest on savings account deposits                                                       2,675           3,702
  - Interest on time deposits                                                                526,476         364,545
  - Interest on interbank loans received (call money loans )                                   2,133           3,247
  - Interest on other loans from financial institutions                                          706           1,590
  - Interest on other liabilities resulting from financial brokerage                         220,747         239,188
  - Interest on subordinated obligations                                                      74,015          70,494
  - Other interest                                                                             2,651          44,738
  - CER adjustment                                                                             8,648          59,238
  - Contributions made to Deposit Insurance Fund                                              17,472          14,902
  - Other                                                                                    180,020          94,841
                                                                                        ------------    ------------
GROSS FINANCIAL MARGIN                                                                       777,724         538,940
                                                                                        ============    ============
PROVISIONS FOR LOAN LOSSES                                                                   263,391         158,968
                                                                                        ------------    ------------
INCOME FROM SERVICES                                                                       1,140,408         841,691
                                                                                        ------------    ------------
  - Related to lending transactions                                                          283,785         243,905
  - Related to borrowing transactions                                                        268,431         211,048
  - Other commissions                                                                         17,494          13,092
  - Other                                                                                    570,698         373,646
                                                                                        ------------    ------------
EXPENSES FOR SERVICES                                                                        269,041         179,952
                                                                                        ------------    ------------
  - Commissions                                                                              119,206          84,248
  - Other                                                                                    149,835          95,704

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
          For the nine-month period commenced January 1, 2008 and ended
             September 30, 2008 presented in comparative format with
                  the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                                          09.30.08        09.30.07
                                                                                        ------------    ------------
ADMINISTRATIVE EXPENSES                                                                    1,301,274         919,836
                                                                                        ------------    ------------
  - Personnel expenses                                                                       704,723         479,607
  - Directors' and Syndics' fees                                                               5,539           4,838
  - Other fees                                                                                41,578          30,271
  - Advertising and publicity                                                                109,973          80,656
  - Taxes                                                                                     74,840          48,707
  - Depreciation of fixed assets                                                              45,848          35,425
  - Amortization of organization expenses                                                     26,844          27,045
  - Other operating expenses                                                                 184,977         138,358
  - Other                                                                                    106,952          74,929
                                                                                        ------------    ------------
NET INCOME FROM FINANCIAL BROKERAGE                                                           84,426         121,875
                                                                                        ============    ============
MINORITY INTERESTS RESULT                                                                   (24,805)        (23,104)
                                                                                        ------------    ------------
MISCELLANEOUS INCOME                                                                         385,195         171,842
                                                                                        ------------    ------------
  - Net income from equity investments                                                        56,735           1,843
  - Penalty interests                                                                          2,751           1,388
  - Loans recovered and allowances reversed                                                   94,539          62,278
  - CER adjustment                                                                                 -              92
  - Other                                                                                    231,170         106,241
                                                                                        ------------    ------------
MISCELLANEOUS LOSSES                                                                         240,845         214,425
                                                                                        ------------    ------------
  - Penalty interests and charges in favor of the Argentine Central Bank                          11              13
  - Loan loss provisions for miscellaneous receivables and other provisions                   96,493          40,439
  - CER adjustment                                                                               419              23
  - Amortization of differences arising from court resolutions                                28,370         108,667
  - Depreciation and losses from miscellaneous assets                                          1,205             422
  - Amortization of goodwill                                                                  15,324          14,576
  - Other                                                                                     99,023          50,285
                                                                                        ------------    ------------
NET INCOME BEFORE INCOME TAX                                                                 203,971          56,188
                                                                                        ------------    ------------
INCOME TAX                                                                                    59,378          54,794
                                                                                        ------------    ------------
NET INCOME FOR THE PERIOD                                                                    144,593           1,394
                                                                                        ============    ============

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
            Consolidated Statement of Cash Flows and Cash Equivalents
          For the nine-month period commenced January 1, 2008 and ended
             September 30, 2008 presented in comparative format with
                  the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                                          09.30.08        09.30.07
                                                                                        ------------    ------------
CHANGES IN CASH AND CASH EQUIVALENTS (Note 22)
  - Cash at beginning of fiscal year                                                       3,766,207       3,254,273
  - Cash at period-end                                                                     4,692,129       3,431,904
                                                                                        ------------    ------------
Increase in cash (in constant currency)                                                      925,922         177,631
                                                                                        ============    ============
REASONS FOR CHANGES IN CASH (IN CONSTANT CURRENCY)
Operating activities
Net collections/(payments) for:
- Government and corporate securities                                                        662,361       1,336,544
- Loans
  - To the financial sector                                                                    1,908           2,606
  - To the non-financial public sector                                                        52,766       1,371,050
  - To the non-financial private sector and residents abroad                                 467,890     (1,407,106)
- Other receivables resulting from financial brokerage                                        12,798       1,906,233
- Assets under financial leases                                                             (46,817)        (86,858)
- Deposits
  - To the financial sector                                                                    6,628           5,181
  - To the non-financial public sector                                                        60,035         143,815
  - To the non-financial private sector and residents abroad                                 465,563       1,374,585
- Other liabilities from financial brokerage
  - Financing from the financial sector
    - Interbank loans - (call money loans received )                                        (14,633)        (94,547)
  - Other (except from liabilities included in financing activities)                       (115,114)       (273,379)
Collections related to income from services                                                1,317,701         896,256
Payments related to expenses for services                                                  (317,121)       (201,670)
Administrative expenses paid                                                             (1,312,681)       (864,329)
Payment of organization and development expenses                                            (80,345)        (55,670)
Collection for penalty interests, net                                                          2,740           1,375
Differences arising from court resolutions paid                                             (45,201)        (10,971)
Collection of dividends from other companies                                                  18,756           1,900
Other collections related to miscellaneous profits and losses                                136,807          68,059
Net collections / (payments) for other operating activities
  - Other receivables and miscellaneous liabilities                                         (11,938)        (37,799)
  - Other operating activities, net                                                           58,283          62,179
Income tax and minimum presumed income tax payment                                          (71,864)        (46,773)
                                                                                        ------------    ------------
Net cash flow generated by operating activities                                            1,248,522       4,090,681
                                                                                        ============    ============
Investment activities
Payments for fixed assets, net                                                              (48,161)        (42,562)
Payments for miscellaneous assets, net                                                      (52,115)        (57,571)
Payments for equity investments                                                              (2,254)         (1,698)
Collections for equity investments                                                            10,421               -
                                                                                        ------------    ------------
Net cash flows used in investment activities                                                (92,109)       (101,831)
                                                                                        ============    ============

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
      Consolidated Statement of Cash Flows and Cash Equivalents (Continued)
          For the nine-month period commenced January 1, 2008 and ended
             September 30, 2008 presented in comparative format with
                  the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                                          09.30.08        09.30.07
                                                                                        ------------    ------------
Financing activities
Net collections/(payments) for:
  - Unsubordinated negotiable obligations                                                  (491,762)       (584,568)
  - Argentine Central Bank:
    - Other                                                                                      664     (3,065,584)
  - Banks and international entities                                                         239,615       (151,519)
  - Subordinated obligations                                                                (53,387)        (50,503)
  - Loans from domestic financial institutions                                                78,814           2,035
Capital contributions                                                                              -             299
Distribution of dividends                                                                    (1,823)         (4,618)
                                                                                        ------------    ------------
Net cash flows used in financing activities                                                (227,879)     (3,854,458)
                                                                                        ============    ============
Financial  results  and by  holding  of  cash  and  cash  equivalents
 (including interest and monetary result)                                                    (2,612)          43,239
                                                                                        ------------    ------------
Increase in cash, net                                                                        925,922         177,631
                                                                                        ============    ============

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
               For the nine-month period commenced January 1, 2008
         and ended September 30, 2008, presented in comparative format.
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 1:   PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank's ("B.C.R.A.") Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences ("F.A.C.P.C.E.") and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission ("C.N.V."). These financial statements include the balances corresponding to the operations carried out by Banco de Galicia y Buenos Aires S.A. and its subsidiaries located in Argentina and abroad and form part of said Bank's quarterly/annual financial statements as supplementary information, reason for which they should be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of "F.A.C.P.C.E". In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A) established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2:   ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

a.   Consolidation of Financial Statements
The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S. A. (See Note 3 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S.A. and Galicia (Cayman) Limited. The conversion into pesos of these subsidiaries' accounting balances was made according to the following:

a.   Assets and liabilities were converted into pesos according to item b.1.
b. Allotted capital has been computed for the actually disbursed restated amounts.
c. Accumulated earnings were determined by the difference among assets, liabilities and the allotted capital.
d. Earnings for the period were determined by the difference between the accumulated earnings at the beginning of the fiscal year and the accumulated earnings at the end of the period. The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of this fiscal period.
e. Significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (continued)

b.   Consistency of accounting principles
Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S. A., are similar to those applied by the Company (See Note 1 to the financial statements).

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1. - Foreign currency assets and liabilities
These are stated at the U.S. dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

As of September 30, 2008, December 31, 2007 and September 30, 2007, balances in U.S. dollars were converted applying the reference exchange rate (figures stated in pesos $ 3.1302, $ 3.1510 and $ 3.1495, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

b.2. - Gold bullion
Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.

The procedure referred in item b.1. has been applied for conversion into local currency.

b. 3. - Government and corporate securities b.3.a. - Government securities
I)   Holdings of securities in investment accounts:
These include Boden 2012 received within the scope of Sections 28 and 29 of Decree No. 905/02 recorded at their "technical value".

The same criterion was applied to holdings of such bonds used in repo transactions recorded under "Other Receivables Resulting from Financial Brokerage" and "Miscellaneous Receivables".

Had these securities been marked to market, as of September 30, 2008 and December 31, 2007, Banco de Galicia y Buenos Aires S.A' Shareholders' equity would have been reduced by approximately $ 586,705 and $ 306,460 respectively.

As of the date of these financial statements, capital markets, both international and domestic, have showed great volatility in the listed price of debt securities and stock securities. Consequently, the closing price for the above-mentioned securities also reflects this circumstance. (See Note 24).

II)  Holdings of trading securities:
These are recorded at the closing price for each class of securities at period/ fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

III) Unlisted securities:
Banco de Galicia y Buenos Aires S.A. decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, and opted to exchange its holdings of "Medium-Term External Notes," Series 74 and 75, with a face value of US$ 280,471, for "Discount Bonds in Pesos" and "GDP-Linked Negotiable Securities" issued under the conditions established by Decree No. 1,735/04.

As established in that Decree, acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (continued)

As of September 30, 2008 and December 31, 2007, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities, and the carrying value of the securities tendered as of March 17, 2005, which was equal to the present value of the Secured Bonds' cash flows at that date.

This valuation is reduced by the amount of perceived payments and accrued interest is not recognized. As of September 30, 2008, holdings of such bonds are mainly used in repo transactions. Had these securities been marked to market, as of September 30, 2008 and December 31, 2007, Banco de Galicia y Buenos Aires S.A' Shareholders' equity would have been reduced by approximately $ 366,114 and $ 318,025 respectively.

At the date these financial statements were prepared, the closing price for these securities was also affected by the highly volatile capital markets, both international and domestic. (See Note 24).

IV)  Securities issued by the Argentine Central Bank:
These are recorded at the closing listed price for each class of securities at the end of each period/ fiscal year.

Holdings of unlisted securities were valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.3.b. - Investments in listed corporate securities
These securities are valued at the fiscal year-end closing price, less estimated selling costs, when applicable.

b.4.- Secured loans - Decree No. 1,387/01
In accordance with the Argentine Central Bank's regulations, secured loans have been recorded at the lowest of their "present value" and "technical value". The "present value" is defined as the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of September 30, 2008, was 8.5% per annum and, as of December 31, 2007, 6.5% per annum.

The "technical value" is the adjusted amount of each instrument under contractual conditions.

Banco de Galicia y Buenos Aires S.A. had recognized in the income statement the effect resulting from the application of this criterion.

As of September 30, 2008, their estimated realizable value is lower than their book value by $ 32,450 approximately. The former value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate of debt instruments of the same issuer.

b.5. - Accrual of adjustments, interest, quotation differences, premiums on future transactions and variable income
For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, according to the legal and/or contractual conditions that may be applicable, the adjustment by the Stabilization Coefficient of Reference (Coeficiente de Estabilizacion de Referencia) (C.E.R) has been accrued.

b.6. - Debt securities and Participation Certificates in Financial Trusts
Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their internal rate of return. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities that stem from the financial statements of the respective trusts.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (continued)

b.7. - Unlisted negotiable obligations
Holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.8. - Assets under financial leases
Assets under financial leases are stated at cost less accumulated amortization, adjusted by the C.E.R, where applicable.

b.9. - Equity investments
b.9.a. - In financial institutions, supplementary and authorized activities
Argentine:
Banco de Galicia y Buenos Aires S. A.'s equity investment in Banelco S. A. is valued under the equity method, based on this company's last financial statements available.

The rest of the companies with supplementary activities, in which Banco de Galicia y Buenos Aires S. A. has an equity investment, are valued at their acquisition cost restated as set forth in Note 1 to these financial statements, plus stock dividends and uncollected cash. Banco de Galicia y Buenos Aires S. A.'s equity investment in Visa S. A. includes $37,483 corresponding to uncollected dividends.

Banco de Galicia y Buenos Aires S.A. established an allowance for impairment of value for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.

b.9.b. - Equity investments
Argentine:
These are stated at their acquisition cost restated as mentioned in Note 1 to these financial statements, plus stock dividends and uncollected cash.

An allowance for impairment of value has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A. (in liquidation), Electrigal S.A., and Aguas Cordobesas S.A. exceed their equity method value.

Foreign:
These are stated at cost, plus stock dividends recognized at their face value.

For the conversion into local currency, the procedure referred to in item b.1. above was applied.

b.10. - Fixed assets and miscellaneous assets
Fixed assets and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less accumulated depreciation.

The depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

b.11.- Other miscellaneous assets
These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (continued)

The depreciation charge for these assets is calculated following the same criterion as that mentioned in item b.10. above.

b.12. - Intangible assets
Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses".

Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note 16.1 to the consolidated financial statements).

Effective December 2005, through Communique "A" 4439 and supplementary ones, the Argentine Central Bank authorized those financial institutions who have granted, as from that date, new commercial loans with an average life of more than 2 years, to defer the charge to income related to the above-mentioned amortization. The maximum amount to be deferred cannot exceed 50% of the new commercial loans' growth nor 10% of the financial institutions' computable regulatory capital ("RPC" as per its initials in Spanish). In addition, banks will not be able to reduce the rest of their commercial loan portfolio. This methodology will be applied until December 2008, when the balance recorded as of that date will begin to be amortized in up to 36 monthly, equal and consecutive installments.

As of September 30, 2008 and December 31, 2007, the accumulated amount of deferred amortizations is $ 209,661 and $ 179,041 respectively.

b.13. - Allowances for loan losses and provisions for contingent commitments These have been established based upon the estimated default risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

b.14. - Income tax
The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with the Argentine Central Bank regulations, which do not consider the application of the deferred tax method. As of September 30, 2008, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in a tax loss.

b.15. - Minimum presumed income tax
Pursuant to Section 13 set forth in Law No. 25,063 as amended by Law No. 25,360, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The recognition of this deferred asset and its realization stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with the Argentine Central Bank regulations.

Based on the aforementioned, as of September 30, 2008, Banco de Galicia y Buenos Aires S.A. has assets for $ 275,661.
In addition to the statement made in the preceding paragraphs, as of September 30, 2008, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 2,903 for the minimum presumed income tax, while as of December 31, 2007, this amount was $ 2,443.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (continued)

b.16. Severance payments
Banco de Galicia y Buenos Aires S.A. directly charges severance payments to expenses.

The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments".

b.17. Accounting estimates
The preparation of financial statements at a given date requires Banco de Galicia y Buenos Aires S. A.'s management to make estimates and assessments regarding the determination of the amount of assets and liabilities; contingent assets and liabilities, as well as the income and expenses recorded for the period. Therefore, the Bank's management makes estimates in order to calculate, at any given moment, for example, the recoverable value of assets, the allowances for loan losses and provisions for other contingencies, the depreciation charges and the income tax charge. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

c. Differences between the Argentine Central Bank's regulations and Argentine GAAP in the Autonomous City of Buenos Aires.
The C.P.C.E.C.A.B.A passed Resolutions C.D. No. 93/05 and 42/06, which adopt Technical Pronouncements 6 to 23 issued by the F.A.C.P.C.E. as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of accounting and auditing standards 1 to 4. On December 29, 2005 and December 14, 2006, the C.N.V. approved said resolutions with certain amendments.

At the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering certain valuation and disclosure criteria included in the Argentine GAAP in force in the Autonomous City of Buenos Aires.

The main differences between the Argentine Central Bank regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

c.1. Accounting for income tax according to the deferred tax method
Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A., would determine deferred tax assets as of September 30, 2008, amounting to $ 399,912.

c.2. Valuation of assets with the non-financial public and private sectors c.2.1.- Domestic Secured Loans
As of September 30, 2008 and December 31, 2007, Banco de Galicia y Buenos Aires S.A. valued its holdings in Secured Loans at the lower of present or technical value, as established by the Argentine Central Bank.

Pursuant to the provisions of Resolution C.D. No.290/01 of the C.P.C.E.C.A.B.A, the restructured assets should have been valued based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if it corresponds, plus interest accrued at the internal rate of return until the closing date of each period.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (continued)

As of September 30, 2008, their estimated realizable value is lower than their book value by $ 32,450 approximately.

c.2.2. - Financial reporting of effects generated by court resolutions on deposits
As disclosed in Note 16.1 to the consolidated financial statements, as of September 30, 2008, Banco de Galicia y Buenos Aires S.A. records an asset for $ 304,844 under "Intangible Assets - Organization and Development Expenses", on account of the residual value of the differences resulting from compliance with court resolutions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and supplementary regulations. Argentine GAAP admit the registration of such asset and of the corresponding allowance, based on the best estimate of the recoverable amounts.

c.2.3. - Compensation pursuant to Sections 28 and 29 of Decree No. 905/02 of the National Executive Branch
As of September 30, 2008 and December 31, 2007, BODEN 2012 resulting from the compensation set forth by Sections 28 and 29 of Decree No. 905/02 issued by the National Executive Branch have been valued at their technical value, as stated in item b.3.a.I) above.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value. As of September 30, 2008, the market value of the "BODEN 2012" is approximately 72% of its technical value.

c.2.4. - Allowances for receivables from the non-financial public sector
Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

c.2.5. - Discount Bonds and GDP-Linked Negotiable Securities
Pursuant to Argentine GAAP, these assets must be valued separately and at their closing price, less estimated selling costs. The above item b.3.a.III) states the effect resulting from the differences in the valuation criteria.

c.3. Conversion of financial statements
The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.'s financial statements, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentines GAAP require that:

a) The measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements' date; and

b) The measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, when applicable due to the application of Technical Pronouncement No.17. Quotation differences arising from conversion of the financial statements shall be treated as financial income or losses, as the case may be.

The application of this criterion does not have a significant impact on Banco de Galicia y Buenos Aires S. A.'s consolidated financial statements.

c.4. Restructured loans and liabilities
Pursuant to the regulations issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, when applicable, minus collections or payments made.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (continued)

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

NOTE 3:   BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia S. A.'s controlled companies is presented in Note 11 and Schedule C to these individual financial statements.

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., holds the remaining 12.50% of the capital stock and voting rights of those companies. Furthermore, Grupo Financiero Galicia S. A. directly holds 90.00% of the capital stock and voting rights of GV Mandataria de Valores S.A.; while its controlled company Galval Agente de Valores S. A. holds the remaining 10.00% of the capital stock and voting rights of said company.

Sudamericana Holding S.A.'s results have been adapted to cover a nine-month period as of June 30, 2008, for consolidation purposes. This Company's financial statements have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cia. de Seguros S.A., Galicia Seguros S.A. (formerly known as Galicia Vida Cia. de Seguros S.A.) and Sudamericana Asesores de Seguros S.A.

Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the assets, liabilities, and results of the controlled companies, either directly and indirectly, detailed below:

                                                               As of September 30, 2008
                                           ---------------------------------------------------------------
                                                     Shares                     Percentage held in
                                           --------------------------   ----------------------------------
Issuing company                               Class         Number       Total Capital     Possible Votes
----------------------------------------   ----------   -------------   ---------------   ----------------
Banco Galicia Uruguay S.A. (*)              Ordinary        2,591,600          100.0000           100.0000
Tarjetas Regionales S.A.                    Ordinary      207,586,358          100.0000           100.0000
Galicia Factoring y Leasing S.A.            Ordinary        1,889,700           99.9800            99.9800
Galicia Valores S.A. Sociedad de Bolsa      Ordinary          999,996           99.9900            99.9900
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes de
 Inversion                                  Ordinary           20,000          100.0000           100.0000
Tarjetas Cuyanas S.A.                       Ordinary        1,939,970           60.0000            60.0000
Tarjeta Naranja S.A.                        Ordinary            1,920           80.0000            80.0000
Tarjetas del Mar S.A.                       Ordinary        1,157,672           99.9900            99.9950
Cobranzas Regionales S.A.                   Ordinary            7,754           77.5400            77.5400
Galicia Pension Fund S.A.                   Ordinary          900,000          100.0000           100.0000
Tarjeta Naranja Dominicana S.A.             Ordinary        1,072,360           39.9900            39.9998
Galicia (Cayman) Limited                    Ordinary       68,535,621          100.0000           100.0000

----------
(*) Shares stated at face value of 1,000 Uruguayan pesos.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 3:   (continued)

                                                               As of December 31, 2007
                                           ---------------------------------------------------------------
                                                     Shares                     Percentage held in
                                           --------------------------   ----------------------------------
Issuing company                               Class         Number       Total Capital     Possible Votes
----------------------------------------   ----------   -------------   ---------------   ----------------
Banco Galicia Uruguay S.A. (*)              Ordinary        2,591,600          100.0000           100.0000
Tarjetas Regionales S.A.                    Ordinary      207,586,358          100.0000           100.0000
Galicia Factoring y Leasing S.A.            Ordinary        1,889,700           99.9800            99.9800
Galicia Valores S.A. Sociedad de Bolsa      Ordinary          999,996           99.9900            99.9900
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes de
 Inversion                                  Ordinary           20,000          100.0000           100.0000
Tarjetas Cuyanas S.A.                       Ordinary        1,939,970           60.0000            60.0000
Tarjeta Naranja S.A.                        Ordinary            1,920           80.0000            80.0000
Tarjetas del Mar S.A.                       Ordinary        1,157,672           99.9950            99.9950
Cobranzas Regionales S.A.                   Ordinary            7,754           77.5400            77.5400
Galicia Pension Fund S.A.                   Ordinary          900,000          100.0000           100.0000
Tarjeta Naranja Dominicana S.A.             Ordinary        1,072,360           39.9998            39.9998
Galicia (Cayman) Limited                    Ordinary       68,535,621          100.0000           100.0000

----------
(*) Shares stated at face value of 1,000 Uruguayan pesos.

                                                              As of September 30, 2008
                                           ---------------------------------------------------------------
                                                                         Shareholders'
Issuing company                              Assets      Liabilities         equity          Net income
----------------------------------------   ----------   -------------   ---------------   ----------------

Banco Galicia Uruguay S.A.                    546,235         383,926           162,309             26,009
Tarjetas Regionales S.A.                      462,515             698           461,817             69,095
Galicia Factoring y Leasing S.A.                5,326             364             4,962                531
Galicia Valores S.A. Sociedad de Bolsa         24,480           9,051            15,429                696
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes de
 Inversion                                      2,510             293             2,217                 32
Tarjetas del Mar S.A.                          35,481          10,394            25,087            (1,355)
Tarjeta Naranja S.A.                        2,138,155       1,704,777           433,378             86,308
Tarjetas Cuyanas S.A.                         431,178         341,193            89,985             17,362
Cobranzas Regionales S.A.                       2,191             867             1,324               (95)
Galicia Pension Fund S.A.                      12,738              27            12,711                377
Tarjeta Naranja Dominicana S.A.                10,963           1,344             9,619           (10,510)
Galicia (Cayman) Limited                      153,811              37           153,774             18,662

                                            As of December 31, 2007 and results as of September 30, 2007
                                           ---------------------------------------------------------------
                                                                         Shareholders'
Issuing company                              Assets      Liabilities         equity          Net income
----------------------------------------   ----------   -------------   ---------------   ----------------
Banco Galicia Uruguay S.A.                    579,415         442,208           137,207             19,117
Tarjetas Regionales S.A.                      393,012             290           392,722             66,188
Galicia Factoring y Leasing S.A.                4,773             342             4,431                394
Galicia Valores S.A. Sociedad de Bolsa         36,839          22,105            14,734                412
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes de
 Inversion                                      2,480             295             2,185                161
Tarjetas del Mar S.A.                          33,593          20,650            12,943                516
Tarjeta Naranja S.A.                        1,870,115       1,498,045           372,070             80,752
Tarjetas Cuyanas S.A.                         422,395         344,276            78,119             14,587
Cobranzas Regionales S.A.                       2,108             689             1,419              (110)
Galicia Pension Fund S.A.                      12,440              24            12,416                225
Tarjeta Naranja Dominicana S.A.                21,876           1,747            20,129              (146)
Galicia (Cayman) Limited                      136,047              37           136,010             17,267

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 3:   (continued)

The controlled companies' financial statements were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of Banco de Galicia y Buenos Aires S.A.'s financial statements.

Banco Galicia Uruguay S.A.'s financial statements include the balances of Banco Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco Galicia y Buenos Aires S.A. holds the remaining 34.6595%.

Galicia (Cayman) Limited's financial statements have been consolidated, in turn, with those of Galicia Pension Fund, in which Galicia (Cayman) Limited holds a 100% interest.

Tarjetas Regionales S. A.'s financial statements as of September 30, 2008, company in which Banco de Galicia y Buenos Aires S. A. holds 68.218548% and Galicia (Cayman) Limited holds the remaining 31.781452%, which were used for consolidation purposes, have in turn consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S. A., Tarjetas Cuyanas S. A. and Tarjetas del Mar S. A., in which Tarjetas Regionales S. A. holds a controlling interest. Percentages of direct controlling interest are as follows:

Issuing company              09.30.08     12.31.07
-------------------------   ----------   ----------
Tarjetas Cuyanas S.A.          60.000%      60.000%
Tarjetas del Mar S.A.          99.995%      99.995%
Tarjeta Naranja S.A.           80.000%      80.000%

Tarjeta Naranja S.A.'s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., a company in which Tarjeta Naranja S. A. holds 87.7% of the voting stock and with the financial statements of Tarjeta Naranja Dominicana S.A., a company in which Tarjeta Naranja S.A. holds 49.9998% of the voting stock as of September 30, 2008.

Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

NOTE 4:   MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interests in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interests Results".

The minority interest percentages as of September 30, 2008 and December 31, 2007 are the following:

Issuing company                                                      09.30.08     12.31.07
-----------------------------------------------------------------   ----------   ----------
Banco de Galicia y Buenos Aires S.A.                                  5.34081%     5.34081%
Net Investment S.A.                                                   0.66760%     0.66760%
Sudamericana Holding S.A.                                             0.66758%     0.66758%
Galicia Warrants S.A.                                                 0.66760%     0.66760%
Net Investment B.V.                                                   0.66760%     0.66760%
Galicia Retiro Cia. de Seguros S.A. (*)                               0.66769%     0.66769%
Galicia Seguros S.A. (ex Galicia Vida Cia. de Seguros S.A.) (*)       0.66780%     0.66780%
Sudamericana Asesores de Seguros S.A. (*)                             0.67315%     0.67315%

----------
(*) Minority interest determined based on the financial statements as of June 30, 2008 and September 30, 2007.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 4:   (continued)

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

Issuing company                           09.30.08     12.31.07
--------------------------------------   ----------   ----------
Galicia Valores S.A. Sociedad de Bolsa      0.0100%      0.0100%
Galicia Factoring y Leasing S.A.            0.0200%      0.0200%
Tarjetas Cuyanas S.A.                      40.0000%     40.0000%
Tarjeta Naranja S.A.                       20.0000%     20.0000%
Tarjetas del Mar S.A.                       0.0050%      0.0050%
Cobranzas Regionales S.A.                  22.4600%     22.4600%
Tarjeta Naranja Dominicana S.A.            60.0002%     60.0002%

NOTE 5:   RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the checking accounts opened at the Argentine Central Bank. As regards cash, based on September 2006 position, only 67% of the average cash may be computed.

As of September 30, 2008, the balances registered as computable items are as follows:

Item                                                                       $           US$       Euros (*)
-------------------------------------------------------------------   -----------   ---------   -----------
Cash held in Banco de Galicia y Buenos Aires S. A.'s subsidiaries         218,096      19,589         6,222
Cash held in valuables transportation companies and in transit            141,836      16,548         3,717
Checking accounts at the Argentine Central Bank                         1,472,165           -             -
Demand-deposit accounts at the Argentine Central Bank                           -     264,470             -
Special escrow accounts at the Argentine Central Bank                     244,314           -             -
                                                                      -----------   ---------   -----------
Total computable items to meet minimum cash requirements                2,076,411     300,607         9,939
                                                                      ===========   =========   ===========

----------
(*) Figures stated in thousands of U.S. dollars.

I) As of September 30, 2008, Banco de Galicia y Buenos Aires S. A.'s ability to dispose of the following assets was restricted as mentioned below:

a.   Cash and due from banks, government securities and secured loans
The Bank has deposited $ 46,290 as a guarantee to third parties, $ 812,968 for margin requirements of repo transactions and $ 60,845 as collateral for transactions carried out at the Rosario Futures Exchange (Rofex) and $ 40,546 at the Mercado Abierto Electronico (MAE). Furthermore, secured loans for $ 244 are prevented from using as a result of a court order.

b.   Special escrow accounts
Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of September 30, 2008 amounted to $ 243,064.

c.   Deposits in favor of the Argentine Central Bank
-    Unavailable deposits related to foreign exchange transactions for $ 533.
- Securities held in custody to act as register agent and book-entry mortgage securities held in custody for $ 2,075.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 5:   (continued)

d.   Equity investments
The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

- Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.
-    Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S. A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by said Bank.

During September 2008, Banco de Galicia y Buenos Aires S. A.'s interest and credits against Aguas Argentinas S. A. and Aguas Provinciales de Santa Fe S. A. (in liquidation) were sold, therefore contingent obligations assumed regarding said investments have been extinguished. As of December 31, 2007, such interest was fully provisioned, while the provisions corresponding to the debtor's status in accordance with the applicable regulations have been established for the credits against these companies.

As of September 30, 2008, the Bank recorded a profit of $ 23,409 as a result of the above-mentioned transaction.

e.   Guarantees granted for direct obligations
As of September 30, 2008, Banco de Galicia y Buenos Aires S.A. has recorded $ 233,952 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC.

As collateral for the requested funds, Banco de Galicia y Buenos Aires S. A. used secured loans for a face value of US$ 51,000, equivalent to a cash amount of $ 154,626, through the Argentine Central Bank, to the Subsecretaria de la Micro, Pequena y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of September 30, 2008, balance of secured loans was $ 90,131.

Furthermore, as of September 30, 2008, Banco de Galicia y Buenos Aires S. A. used Boden 2012 for a face value of US$ 600 as collateral for the loans granted within the Credit Program to the Province of San Juan for the amount of $ 500.

f.   Deposit certificates related to the entry of funds from abroad
In September 26, 2008, Banco de Galicia y Buenos Aires S. A. made a special deposit with Banco Patagonia S.A. regarding the entry of funds from abroad pursuant to the provisions set forth by Decree 616/05 for the amount of US$ 5,142. This deposit's due date shall be in September 2009.

As of December 31, 2007, the total amount of restricted assets for the aforementioned items was $ 1,131,075.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 5:   (Continued)

II) As of September 30, 2008, the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets of its subsidiaries was restricted as follows:

a.   Galicia Valores S.A. Sociedad de Bolsa:
As of September 30, 2008 and December 31, 2007, this Company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering its transactions for $ 6,450.

b.   Tarjetas Cuyanas S.A.:
As of September 30, 2008, the company's ability to dispose of time deposits for $500 and $80, and as of December 31, 2007 for $ 530 and $ 80, was restricted because these amounts were earmarked as guarantee for two collection agreements signed with the Revenue Board of the Province of Mendoza (Direccion General de Rentas de la Provincia de Mendoza) and Telefonica de Argentina S. A., respectively.

The company has guaranteed the payment of a syndicated loan with a pledge over trust participation certificates. Moreover, there exists an additional guaranty to transfer part of the performing portfolio. Balance of principal plus accrued interests as of September 30, 2008 amounts to $ 30,664.

c.   Tarjeta Naranja S.A.
Attachments in connection with lawsuits have been levied on current account deposits for $ 418. Furthermore, Tarjeta Naranja S.A. has paid $ 350 as guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

Furthermore, Tarjeta Naranja S.A. has guaranteed several loans from financial institutions, through the assignment of registered funds into escrow accounts. The guarantee sets forth that the existing funds shall be firstly used, according to a priority order previously established, to pay off the principal amount and interest of said loans upon maturity. Said assignment shall be effective up to the total cancellation of the above-mentioned loans. Balance of the non-amortized principal as of September 30, 2008 corresponding to the loans guaranteed as explained above amounts to $218,867.

Moreover, pursuant to the agreement entered into with financial institutions and as collateral for the loans received, Tarjeta Naranja S.A. has agreed not to dispose of or lease any assets or levy any tax on such assets, for an amount higher than 25% of Tarjeta Naranja S. A.'s assets in some cases, and 15% of said company's shareholders equity. Balance of non-amortized principal as of September 30, 2008 amounts to $ 121,600.

d.   Banco Galicia Uruguay S.A.:
Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Personal Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003, Galicia Uruguay S.A.'s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

III) As of September 30, 2008, the Bank's ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below:

On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, the above-mentioned Company made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank. Said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

NOTE 6:   GOVERNMENT AND CORPORATE SECURITIES

Government and corporate securities listed below were classified pursuant to the Argentine Central Bank regulations.

As of September 30, 2008 and December 31, 2007, holdings of government and corporate securities were as follows:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 6:   (continued)

                                                                     09.30.08      12.31.07
                                                                    ----------    ----------
Government Securities
Listed
Recorded at market value
Trading securities
  - Government bonds                                                   250,188        38,991
                                                                    ----------    ----------
Total trading securities                                               250,188        38,991
                                                                    ----------    ----------
Recorded at cost after amortization
In investment accounts
  - Government bonds                                                   163,192     1,303,437
  - Other                                                                3,735             -
                                                                    ----------    ----------
Total securities in investment accounts                                166,927     1,303,437
                                                                    ----------    ----------
Securities issued by the Argentine Central Bank
  - Listed securities                                                   98,160       329,518
  - Unlisted securities                                                457,701        19,239
                                                                    ----------    ----------
Total securities issued by the Argentine Central Bank                  555,861       348,757
                                                                    ----------    ----------
Unlisted
  - Government bonds                                                   129,474         1,872
                                                                    ----------    ----------
Total unlisted securities                                              129,474         1,872
                                                                    ----------    ----------
Total government securities                                          1,102,450     1,693,057
                                                                    ----------    ----------
Corporate Securities
  - Corporate stock                                                         96             5
  - Mortgage-backed securities                                               -           968
                                                                    ----------    ----------
Total corporate securities                                                  96           973
                                                                    ----------    ----------
Total government and corporate securities                            1,102,546     1,694,030
                                                                    ==========    ==========

NOTE 7:   LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

a. Loans to the non-financial public sector: they are primarily loans to the National Government and to provincial governments.

b. Loans to the financial sector: they represent loans to Banks and local financial institutions.

c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:

-    Advances: short-term obligations issued in favor of customers.
-    Promissory notes: endorsed promissory notes, factoring.
- Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
- Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
-    Credit card loans: loans granted to credit card holders.
-    Personal loans: loans to natural persons.
- Other: this item primarily involves export prefinancing loans and short-term placements in banks abroad.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, Banco de Galicia must disclose the type of collateral established on the applicable loans to the non-financial private sector.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 7:   (continued)

As of September 30, 2008 and December 31, 2007, the classification of the loan portfolio was as follows:

                                                      09.30.08        12.31.07
                                                    ------------    ------------
Non-financial public sector                            1,347,643       1,265,466
Financial sector                                         135,313         110,028
Non-financial private sector and residents abroad     11,388,502      10,654,142
  - With preferred guarantees                          1,381,976       1,289,818
  - With other collateral                              1,904,735       1,864,482
  - With no collateral                                 8,101,791       7,499,842
                                                    ------------    ------------
Subtotal                                              12,871,458      12,029,636
Allowance for loan losses                              (459,260)       (428,607)
                                                    ------------    ------------
Total Income                                          12,412,198      11,601,029
                                                    ============    ============

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 8:   EQUITY INVESTMENTS

As of September 30, 2008 and December 31, 2007, the breakdown of "Equity Investments" was a follows:

                                                         09.30.08      12.31.07
                                                        ----------    ----------
In financial institutions and supplementary and
 authorized activities
  - Banco Latinoamericano de Exportaciones S.A.              1,552         1,562
  - Banelco S.A.                                             8,452         7,852
  - Mercado de Valores de Buenos Aires S.A.                  8,140         8,141
  - Visa Argentina S.A.                                     40,058           951
  - Other                                                      802         2,429
                                                        ----------    ----------
Total equity investments in financial
 institutions, supplementary and authorized
 activities                                                 59,004        20,935
                                                        ==========    ==========
In non-financial institutions
  - AEC S.A.                                                12,656        10,656
  - Aguas Argentinas S.A.                                        -        23,370
  - Aguas Cordobesas S.A.                                    8,911         8,911
  - Aguas Provinciales de Santa Fe S.A.                          -        10,771
  - Electrigal S.A.                                          5,455         5,455
  - Other                                                    5,107         5,049
                                                        ----------    ----------
Total equity investments in non-financial
 institutions                                               32,129        64,212
                                                        ==========    ==========
Allowances                                                 (6,885)      (41,357)
                                                        ----------    ----------
Total equity investments                                    84,248        43,790
                                                        ==========    ==========

NOTE 9:   INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill per activity as of September 30, 2008 and December 31, 2007, respectively:

                                                         09.30.08      12.31.07
                                                        ----------    ----------
In banks                                                    39,838        47,932
Companies issuing regional credit cards                      3,104        10,334
                                                        ----------    ----------
Total Income                                                42,942        58,266
                                                        ==========    ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 10:  TRUST ACTIVITIES

a) Trust contracts for purposes of guaranteeing compliance with obligations:

Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver Banco de Galicia y Buenos Aires S.A., amounts as fiduciary property, to be invested according to the following detail:

                                            Balance of
                                            Trust Fund
Date of                                  ----------------    Maturity Date
Contract              Trustor                    $                (1)
----------   -------------------------   ----------------   ---------------
12.29.05     Tecsan - Benito Roggio                    21      04.28.11
06.16.06     La Nacion                                 23      11.30.08
11.01.06     Penaflor                                   1      12.31.10
04.10.07     Sullair                                    2      12.31.10
10.25.07     Argensun                                   5      01.31.09
02.12.08     Sinteplast                                48      01.28.13

----------
(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial trust contracts:

Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

                                        Balance of
                                        Trust Fund
Date of                           ---------------------
Contract          Trustor             $          US$       Maturity Date
--------   --------------------   ---------   ---------   --------------
03.10.05   Grobo I                      714           -     12.31.08 (3)
07.13.05   Rumbo Norte I              4,950         292     07.13.11 (3)
10.12.05   Hydro I                   25,086           -     09.05.17 (2)
08.10.06   Faid 2006/07               1,848           -     11.30.08 (3)
12.05.06   Faid 2011                 71,205           -     02.28.12 (3)
12.06.06   Gas I                    408,055           -     10.28.14 (3)
03.02.07   Agro Nitralco             11,401           -     11.30.08 (3)
03.29.07   Saturno V                    858           -     11.30.08 (3)
05.11.07   Radio Sapienza V           2,204           -     08.12.10 (3)
06.08.07   Saturno VI                 2,594           -     11.15.08 (3)
09.05.07   Saturno VII                5,834           -     02.15.09 (3)
11.09.07   Tarjetas del Mar III         142           -     11.30.08 (3)
11.22.07   Radio Sapienza VI          9,331           -     01.12.11 (3)
03.19.08   Saturno VIII              22,115           -     06.15.10 (3)
06.19.08   Saturno IX                33,790           -     07.15.10 (3)
05.06.08   Agro Nitralco II          10,342       3,500     08.14.09 (3)

----------
(2) These amounts shall be released monthly until redemption of debt securities.
(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

NOTE 11:  NEGOTIABLE OBLIGATIONS

Global programs for the issuance of Negotiable Obligations which are outstanding are as follows:

                                                                                   Date of
Authorized Amount                                                Term of         approval by            Approval by
       (*)                Type of Negotiable Obligations         Program    Shareholders' Meeting          C.N.V.
-----------------   -----------------------------------------   --------   -----------------------   ----------------
US$ 2,000,000       Simple negotiable obligations, not          5 years    09.30.03 confirmed on     Resolution No.
                    convertible into shares, subordinated or               04.27.06                  14,708 dated
                    not, secured or unsecured.                                                       12.29.03
US$ 342,500         Simple negotiable obligations, not          5 years    04.28.05 confirmed on     Resolution  No.
                    convertible into shares, subordinated or               04.26.07                  15,228 dated
                    not, to be adjusted or not, secured or                                           11.04.05
                    unsecured.

----------
(*) Or its equivalents in other currencies.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11:  (continued)

Banco de Galicia y Buenos Aires S. A. has the following Negotiable Obligations outstanding issued under the first global program:

                                                                        Book value (*)
                        Residual face                                         $
                            value                                     -------------------
Date of                      US$                                       As of      As of     Issuance authorized
Issuance    Currency   as of 09.30.08       Type        Term   Rate   09.30.08   12.31.07      by the C.N.V.
---------   --------   --------------   ------------   -----   ----   --------   --------   -------------------
05.18.04      US$         271,893          Simple       (1)     (2)    860,448    965,984      12.29.03 and
                                                                                                 04.27.04
05.18.04      US$         102,609          Simple       (3)     (4)    325,706    561,051      12.29.03 and
                                                                                                 04.27.04
05.18.04      US$         272,515(**)   Subordinated    (5)     (6)    870,240    855,257      12.29.03 and
                                                                                                 04.27.04

----------
(*) Includes principal and interest net of expenses.
(**) This amount includes US$ 54,304 of the capitalization of interest services due between July 1, 2004 and July 1, 2007, inclusively on the account of the payment-in-kind (by means of Negotiable Obligations Due 2019).
The net proceeds of the above-mentioned issues of Negotiable Obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations and other applicable regulations.
(1) The residual principal of the Negotiable Obligations Due 2014 (93.74%) shall be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of the original principal amount, until their maturity date on January 1, 2014, when the remaining 4.86% of the original principal amount is due.
(2) Interest shall accrue as from January 1, 2004, at a 3% annual fixed rate, which rate shall be increased by 1% each year until an annual rate of 7% is reached as from January 1, 2008 up to but not including January 1, 2014.
(3) The principal of the Negotiable Obligations Due 2010 shall be amortized semi-annually, beginning July 1, 2006, in installments equal to 12.5% of the original principal amount, until their maturity date on January 1, 2010.
(4) The interest rate established for the period July 1, 2008 - December 31, 2008 is 6.654% (6-month Libor: 3.154% plus 3.5%).
(5) These obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all negotiable obligations due in 2014 and 2010 have been fully repaid.
(6) Interest on Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations Due 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations Due 2019, unless they are previously redeemed. Interest payable in kind (by means of negotiable obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019.

As of September 30, 2008, Banco de Galicia y Buenos S.A.'s holdings of Negotiable Obligations due 2010 and 2014 are for an amount of $ 596 and $ 3,424, respectively.

Banco de Galicia y Buenos Aires has not issued Negotiable Obligations under the second global program.

Furthermore, as of September 30, 2008, Banco de Galicia y Buenos Aires S.A. holds past due Negotiable Obligations, the holders of which have not tendered to the restructuring offer as follows:

                                                                        Book value (*)
                        Residual face                                         $
                            value                                     -------------------
Date of                      US$                                       As of      As of     Issuance authorized
Issuance    Currency   as of 09.30.08       Type        Term   Rate   09.30.08   12.31.07      by the C.N.V.
---------   --------   --------------   ------------   -----   ----   --------   --------   -------------------
11.08.93       US$          1,683          Simple       10     9.00%     8,547     18,826         10.08.93
                                                       years

----------
(*) This amount includes principal and interest.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11:  (continued)

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, the net proceeds of the negotiable obligations were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, consumer loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies' capital stock and other uses envisaged by current regulations.

b) Companies controlled by Banco de Galicia y Buenos Aires S.A. - Issuance of Negotiable Obligations

In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

a) Banco Galicia Uruguay S.A.

As of September 30, 2008 and December 31, 2007:

                      Residual face value (in thousands of US$) as of         Rate as of
Date of              ------------------------------------------------   ---------------------
issuance    Term            09.30.08                 12.31.07            09.30.08    12.31.07
--------   -------   ----------------------   -----------------------   ---------   ---------
10.17.06   5 years                 7,468(*)                 29,814(*)          2%          2%
08.31.03   9 years                 8,878                     8,878        6.1344%          7%
08.31.03   5 years                   275                       275             2%          2%

----------
(*) As of September 30, 2008 and December 31, 2007, Grupo Financiero Galicia S.A. held Negotiable Obligations issued on October 17, 2006 for a face value of US$ 208 and US$ 833 respectively.

b) Tarjetas Regionales S.A.

As of the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following programs of issuance and series of negotiable obligations outstanding, issued in order to finance their operations:

Tarjeta Naranja S.A.

                                                                Date of approval
                                                      Term of   by Shareholders'
Authorized amount    Type of Negotiable Obligations   Program        Meeting        Approval by C.N.V.
-----------------   -------------------------------   -------   ----------------   --------------------
US$ 350,000 (*)      Simple negotiable obligations,   5 years      10.31.07        Resolution No.15,785
                     not convertible into shares                                      dated 11.16.07

----------
(*) The Company's Shareholders' Meeting held on July 14, 2005 authorized the creation of a Global Program to issue Negotiable Obligations for a maximum outstanding amount of US$ 50,000 to be placed by means of a public offering. The Shareholders' Meeting held on March 3, 2006, in turn, authorized to increase the amount of said Global Program of Negotiable Obligations in US$ 100,000, thus resulting in a total maximum amount of US$ 150,000. Later, the Company's Shareholders' Meeting held on October 31, 2007 approved to extend said Program's amount up to a maximum outstanding amount of US$ 350,000 or an equivalent amount in any other currency.

The Company has the following Negotiable Obligations outstanding issued under this Global Program:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11:  (continued)

                                                                                      Book value
                                                                                         $(*)
Date of    Currency                                        Maturity               -------------------   Issuance authorized
Issuance   and class      Amount       Type      Term        date        Rate     09.30.08   12.31.07       by the C.N.V.
--------   ---------   ------------   ------   --------   ----------   --------   --------   --------   -------------------
06.14.06    US$ (1)     US$ 26,000    Simple      30       12.14.08     Annual      20,038     40,075        05.11.06
              II         that, as               months                 nominal
                        specified                                      fixed at
                          by the                                          17%
                        terms and
                        conditions
                          of the
                        securities,
                          were
                        converted
                       into $80,150

11.29.06    US$ (2)    US$ 100,000    Simple      60       11.29.11     Annual     269,413    307,900        11.08.06
              IV        that, as                months                 nominal
                        specified                                      fixed at
                         by the                                         15.5%
                        terms and
                        conditions
                          of the
                        securities,
                          were
                        converted
                          into
                        $307,900

09.10.07    US$ (3)     US$ 11,500    Simple     360       09.04.08     Annual           -     36,340        08.27.07
               V                                 days                   nominal
                                                                       fixed at
                                                                         8.25%

06.18.08    US$ (4)     US$ 18,150    Simple     390       07.18.09     Annual      57,081          -        06.05.08
              VII                                days                   nominal
                                                                       fixed at
                                                                         10.5%

09.04.08    US$ (5)     US$ 20,000    Simple     360       08.30.09     Annual      62,900          -        08.26.08
             VIII                                days                   nominal
                                                                       fixed at
                                                                         11%

----------
(*) It corresponds to principal amount outstanding as of the indicated dates.
(1) The Company issued and placed Class II Negotiable Obligations for a total amount of US$ 26,000, which, as specified by the terms and conditions of the securities, was converted into $ 80,150 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.
(2) The Company issued and placed Class IV Negotiable Obligations for a total amount of US$ 100,000, which, as specified by the terms and conditions of the securities, was converted into $ 307,900 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.
(3) The Company issued and placed Class V Negotiable Obligations for a total amount US$ 11,500, which as of September 30, 2008, are fully cancelled.
(4) The Company issued and placed Class VII Negotiable Obligations for a total amount of US$ 18,150, which, as specified by the terms and conditions of the securities, was converted into $ 57,081 as of September 30, 2008 and shall be payable in US dollars.
(5) The Company issued and placed Class VIII Negotiable Obligations for a total amount of US$ 20,000, which, as specified by the terms and conditions of the securities, was converted into $ 62,900 as of September 30, 2008 and shall be payable in US dollars.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11:  (continued)

Tarjetas Cuyanas S.A.

                                                                 Date of approval
                                                      Term of    by Shareholders'
Authorized amount   Type of Negotiable Obligations    Program        Meeting          Approval by C.N.V.
-----------------   -------------------------------   --------   ----------------   ---------------------
US$ 80,000 (*)      Simple negotiable obligations,     5 years       03.22.07       Resolution No. 15,627
                    not convertible into shares                                       dated 05.02.07.

----------
(*) The Company's Shareholders' Meeting held on October 21, 1999 authorized the creation of a Global Program to issue Negotiable Obligations for a maximum outstanding amount of US$ 35,000 to be placed by means of a public offering. The Shareholders' Meeting held on March 22, 2007, in turn, authorized to increase the amount of said Global Program of Negotiable Obligations in US$ 45,000, thus resulting in a total maximum amount of US$ 80,000.

The Company has the following Negotiable Obligations outstanding issued under this Global Program:

                                                                                        Book value          Issuance
                                    Residual face                                          $(*)            authorized
Date of                                 value                                     ---------------------      by the
Issuance      Currency    Series        US$         Type    Term        Rate       09.30.08    12.31.07      C.N.V.
----------   ----------   ------   --------------   ----   -------   ----------   ---------   ---------   -----------
 06.14.07     US$ (1)      XVIII     US$ 65,000      (A)   5 years     Annual       168,881     197,855     05.24.07
                                      that, as                       nominal at                               and
                                    specified by                        12%                                 06.14.07
                                    the terms and
                                    conditions of
                                        the
                                     securities,
                                        were
                                      converted
                                        into
                                      $ 200,064

----------
(*) It corresponds to principal amount outstanding as of the indicated dates.
(A) Simple negotiable obligations.
(1) The Company issued and placed Series XVIII Negotiable Obligations for a total amount of US$ 65,000, which, as specified by the terms and conditions of the securities, was converted into $ 200,064 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

On September 26, 2008, the Board of Directors of Tarjetas Cuyanas S. A. approved the issuance of Series XIX Negotiable Obligations for a face value of US$ 20,000. The principal of said Negotiable Obligations shall be paid in one installment as at 360 days as from such negotiable obligations' date of issuance. Interests shall accrue at a fixed rate that shall be equal to the cut-off rate to be determined once the subscription period has ended.

NOTE 12:  MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirement established by the Law Governing Commercial Companies, which amounts to $ 12.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of fixed assets and miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of September 30, 2008 and December 31, 2007, minimum capital requirements were as follows:

                                                                             Computable capital as a %
Date                     Capital required          Computable capital       of the capital requirement
-------------------   ----------------------   --------------------------   --------------------------
09.30.08                           1,522,225                    2,413,774                       158.57
12.31.07                           1,302,827                    2,357,135                       180.92

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 12:  (continued)

Furthermore, non-compliance of the regulations on immaterial credit limit has been recorded which, in turn, generated an increase in the minimum capital required to cover credit risk.

NOTE 13:  CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24,485 and Decree No. 540/95 established the constitution of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1,127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it.

Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. (SEDESA). SEDESA's shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund. As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

NOTE 14:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve. This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock.

If this reserve is reduced by any reason, no profits can be distributed until its total refund. The Argentine Central Bank set rules for the conditions under which financial entities can make the distribution of profits.

According to the new scheme, profits can be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Retained Earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

To these purposes, this shall be done by deducting from its assets and Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (RPC) pursuant to Communique "A" 4576.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 14:  (continued)

In addition, in such calculation, a financial institution shall not be able to compute the temporary reductions in the capital required to cover the exposure to the public sector (governed by the "alfa 1" coefficient) that are currently in effect, as well as any other regulatory forbearance that the Argentine Central Bank may provide that affects minimum capital requirements, computable regulatory capital or a financial institution's capital adequacy, and the amount of profits that it wishes to distribute.

As of September 30, 2008, the adjustments which shall be made to Banco de Galicia y Buenos Aires S.A.'s Retained Earnings are as follows:

     - The positive difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price: $ 1,468,083.
     - The amount of the assets representing losses from lawsuits related to deposits: $ 304,844.

Distribution of profits shall require the prior authorization of the Argentine Central Bank, which intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of capital stock, except for stock dividends or distributions. It was also established that such restriction shall not apply to dividends paid to said Entity by a consolidated subsidiary.

Notwithstanding the above-mentioned, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: "(i) no default or event of default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt; and (iii) the Bank were to repay two U.S. dollars (US$ 2) of Long-Term Debt principal for each U.S. dollar (US$ 1) paid as dividends."

The shareholders of Tarjeta Naranja S.A. ratified the decision made by the Board of Directors and set forth the following policy for the distribution of dividends: a) to keep under Retained Earnings, those retained earnings corresponding to fiscal years prior to 2005 and, therefore, not to distribute them as dividends, and b) to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year as from fiscal year 2005 onwards. These restrictions shall remain in force as long as the Company's shareholder's equity is below $ 300,000.

Also, the Company agreed, pursuant to the terms and conditions of the Class II and IV Negotiable Obligations, not to distribute profits exceeding 50% of net income accrued during the fiscal year closest to the distribution date, for which financial statements are available.

NOTE 15:  NATIONAL SECURITIES COMMISSION ("C.N.V.")

Resolution No. 368/01
As of September 30, 2008, Banco de Galicia y Buenos Aires S.A.' shareholders' equity exceeds that required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. to act as an over-the-counter broker. Furthermore, in compliance with Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA RENTA PLUS," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS LIQUIDADO," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," "FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES," as of September 30, 2008, Banco de Galicia y Buenos Aires S.A. holds a total of 688,482,131 units under custody for a market value of $ 787,611, which is included in the "Depositors of Securities held in Custody" account.

As of December 31, 2007, the securities held in custody by the Bank totaled 590,129,238 units and their market value amounted to $ 616,953.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 16:  ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

16.1 - Deposits with the financial system - Legal actions requesting protection of constitutional guarantees
As a result of the provisions of Decree No. 1570/01, Law No. 25,561, Decree No. 214/02 and concurrent regulations, and as a consequence of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, as from December 2001, a significant number of claims have been filed against the National State and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. Most lower and upper courts have declared the emergency regulations unconstitutional.

The difference between the amounts paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the $ 1.40 per U.S. dollars exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to $ 763,050 and $ 706,860, as of September 30, 2008 and December 31, 2007, respectively, has been recorded under "Intangible Assets". Residual values as of the same dates total $ 304,844 and $ 277,024, respectively. Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims, at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in US dollars, pursuant to orders issued by the Judicial Branch, either in U.S. dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the National Government in the calculation of the compensation to financial institutions.

The method of accounting for such right as a deferred loss, set forth by the Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the Entity has reserved the corresponding rights.

On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by final court resolutions. Banco de Galicia y Buenos Aires S.A. has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

On December 27, 2006, the Argentine Supreme Court of Justice (the "Supreme Court") ruled on the case named "Massa c/ Estado Nacional y Bank Boston" and decided that the sued bank should fulfill its obligation to reimburse a deposit made in U.S. dollars subject to emergency regulations, paying the original amount converted into pesos at the exchange rate of $ 1.40 per U.S. dollar, adjusted by the CER until the payment day, with a 4% annual interest and calculating the amounts paid based on preliminary injunctions or other reasons such as payments on account.

Moreover, in the Kujarchuck case (August 2007), the Supreme Court established a calculation method for partial payments, thus ratifying the criteria held by most of the courts of law since the Massa's ruling.

On March 20, 2007 Supreme Court of Justice ruled, on the case named "EMM S.R.L. c/ Tia S.A.", that Decree No. 214/02 did not apply to judicial deposits, and that such deposits must be reimbursed to the depositors in their original currency.

It is expected that said decisions by the Supreme Court of Justice would be strongly followed in similar cases to be heard by the lower courts.

Banco de Galicia y Buenos Aires S.A. keeps addressing court resolutions gradually on a case-by-case basis in accordance with the individual circumstances of each case. Management continuously monitors and analyzes the implications of such ruling for similarly situated cases. Banco de Galicia y Buenos Aires S. A. records liabilities for $ 45,830 on account of the amounts pending settlement as result of the cases still unresolved.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
            Notes to the Consolidated Financial Statements (contiued)
  (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$)

NOTE 16:  (continued)

The possible difference that may arise from the amount ordered by the courts and the amount recorded by Banco de Galicia y Buenos Aires S.A. shall be registered as stated for by the Argentine Central Bank's regulations under Intangible Assets, and shall be amortized in 60 months. As a consequence of the above, and due to the information available at the date of these financial statements, Banco de Galicia y Buenos Aires S.A.'s management considers that the effects derived from these situations would not significantly affect the Bank's shareholders' equity.

With respect to judicial deposits that were pesified, the Argentine Central Bank provided that, as from July 2007, institutions should establish an allowance equal to the difference that arises from the balance of deposits recorded at each month-end in their original currency and the balance in pesos that was recorded in the books. This allowance, established as of September 30, 2008 and charged to Income, amounts to $ 1,552.

16.2 - Claims due to foreign exchange differences arising from the repayment of financial assistance during foreign-exchange market holidays in January 2002. During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in U.S. dollars, provided by the Bank Liquidity Fund, on January 2 and 4, 2002.

On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.

On January 6, 2002, before the market was reopened, Law No. 25,561 was enacted, which repealed the convertibility system and established a new exchange rate of $1.40 per U.S. dollar. As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

Consequently, the funds in U.S. dollars credited by the Bank Liquidity Fund on January 2 and 4, 2002, remained in U.S. dollars until the reopening of the market.

On that date, and in accordance with the regulations in force, the U.S. dollar was sold at $1.40.

Therefore, when the Argentine Central Bank applied US$ 410,000 to the payment by Banco de Galicia y Buenos Aires S.A. of the financial assistance granted, it should have cancelled US$ 410,000 per $1.40, that is, the amount of $ 574,000, and not only $ 410,000.

This has infringed the guarantee of inviolability of private property and equal treatment before the law.

Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

The Bank has a claim outstanding to the Argentine Central Bank to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.

16.3 - Situation of Banco Galicia Uruguay S.A.
Banco Galicia Uruguay S.A., after having been affected by the economic crisis of late 2001, in December 2002 restructured its deposits with a high degree of participation by its depositors. Subsequently, it implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.

The Uruguayan authorities resolved to maintain the authorization to operate granted to Banco Galicia Uruguay S.A. by the Executive Branch and withdraw the authorization to act as a commercial bank.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
            Notes to the Consolidated Financial Statements (contiued)
  (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$)

NOTE 16:  (continued)

As of September 30, 2008, the principal amount of the restructured liabilities (time deposits and negotiable obligations) was $ 84,012, and Galicia Uruguay had settled the installments corresponding to the payment schedule.

Furthermore, on September 25, 2008, Banco Galicia Uruguay S. A. offered to pay its customers, in advance, the restructured installments corresponding to September 1, 2009 and September 1, 2010, as well as the interests accrued up to the payment date.

As of such date, Shareholders' equity amounts to $ 162,309 and it is estimated that the cash flows of this company's assets (mainly credits) shall exceed, in all of the payment periods of the restructuring agreement, the obligations resulting from such agreement.

NOTE 17:  SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustee outstanding at fiscal year-end:

                                                                                                    Book value of securities
                                 Estimated                                                            held in own portfolio
                    Creation     maturity                                           Portfolio      -------------------------
Name                 Date         date           Trustee        Trust assets       transferred      09.30.08      12.31.07
----------------   ----------   ----------   ---------------   ---------------   ---------------   -----------   -----------
Galtrust I          10.13.00     10.10.15      First Trust         Loans to      US$  490,224(*)       629,444       600,909
                                               of New York        provincial
                                                   N.A.          governments
                                                                    (Bogar)
Galtrust II         12.17.01     12.10.10      First Trust         Mortgage      US$      61,191             -         8,146
                                               of New York          loans
                                                   N.A.
Galtrust V          12.17.01     01.10.16      First Trust         Mortgage      US$      57,573             -        16,854
                                               of New York          loans
                                                   N.A.
Galicia             04.16.02     05.06.32         Bapro            Secured       $       108,000        71,796        65,347
                                                mandatos y          loans
                                                 negocios
Creditos            08.17.05     03.15.15       Deutsche           Mortgage      $        91,000        21,041        20,313
Inmobiliarios                                    Bank S.A.          loans
Galicia I
Creditos            10.12.05     12.15.25       Deutsche           Mortgage      $       150,000        49,346        47,493
Inmobiliarios                                   Bank S.A.           loans
Galicia II
Galicia
Prendas             07.03.06     02.15.11       Deutsche         Pledge loans    $        86,623         9,876        12,780
Comerciales                                     Bank S.A.
Galicia             05.16.06     03.15.11       Deutsche           Personal      $       100,000             -        15,909
Personales III                                  Bank S.A.           loans
Galicia             01.17.07     10.15.11       Deutsche           Personal      $       100,000        15,323        13,824
Personales IV                                   Bank S.A.           loans
Galicia             04.13.07     01.15.12       Deutsche           Personal      $       150,000        24,282        19,939
Personales V                                    Bank S.A.           loans
Galicia             09.28.07     06.15.12       Deutsche           Personal      $       108,081        17,311        15,257
Personales VI                                   Bank S.A.           loans

----------
(*) The remaining US$ 9,776 was transferred in cash.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 17:  (continued)

                                                                                          Book value of securities
                            Estimated                                                      held in own portfolio
               Creation      maturity                                     Portfolio     ---------------------------
Name             Date          date        Trustee      Trust assets     transferred      09.30.08       12.31.07
-----------   ----------   -----------   -----------   --------------   -------------   ------------   ------------
Galicia        09.22.06      05.15.11      Deutsche     Assets under    $     150,000         23,798         23,015
 Leasing I                                 Bank S.A.     financial
                                                          leases
Galicia        02.21.08      11.15.12      Deutsche       Personal      $     150,000         24,098              -
 Personales                                Bank S.A.       loans
 VII
Galicia        07.04.08      04.15.13      Deutsche       Personal      $     187,500         37,801              -
 Personales                                Bank S.A.       loans
 VIII

b) Moreover, as of September 30, 2008 and December 31, 2007, Banco de Galicia y Buenos Aires S.A. records financial trusts in own portfolio, received as loan repayment for $ 24,627 and $ 24,884, respectively.

As of previous fiscal year-end, Banco de Galicia y Buenos Aires S. A. recorded financial trusts acquired as investment for $7,325.

c) A trust called "Fideicomiso Financiero BG" was created in December 2005. Receivables amounting to $ 264,426, belonging to the portfolio classified as situation 3 or lower, have been transferred to the trustee ("Equity Trust Company (Argentina) S.A.") for a value, net of allowances, of $ 91,290. Banco de Galicia y Buenos Aires S.A. received such amount in cash. The debt securities issued by the trust were fully subscribed by third parties.

Banco de Galicia y Buenos Aires S.A. has been appointed Trustee and Collection Manager of the Trust, thus assuming a special management commitment that will enable the Bank to receive a compensation incentive upon the occurrence of the following: (i) no later than December 31, 2009, the net cash flow effectively collected equals or exceeds the price paid for the transferred portfolio; and
(ii) no later than December 31, 2012, an IRR equal to or higher than 18% is reached. In the event the two objectives of the special management commitment fail to be met, a penalty equal to the difference shall be paid to the trustee.

In April 2008, the requirements set forth in items (i) and (ii) above were complied with, thus generating a right to receive the aforementioned incentive compensation as from such date.

d) Financial trusts with the companies controlled by Tarjetas Regionales S.A. as trustees outstanding at fiscal year-end.

Tarjeta Naranja S.A.

                                                                                          Book value of securities
                            Estimated                                                      held in own portfolio
               Creation      maturity                                     Portfolio     ---------------------------
Name             Date          date        Trustee      Trust assets     transferred      09.30.08       12.31.07
-----------   ----------   -----------   -----------   --------------   -------------   ------------   ------------
Tarjeta        11.07.05      05.20.08       Equity         Certain      $      94,500              -   $     21,195
 Naranja                                    Trust       credit rights
 Trust I                                   Company        against
                                         (Argentina)     cardholders
                                            S.A.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 17:  (Continued)

                                                                                          Book value of securities
                            Estimated                                                      held in own portfolio
               Creation      maturity                                     Portfolio     ---------------------------
Name             Date          date        Trustee      Trust assets     transferred      09.30.08       12.31.07
-----------   ----------   -----------   -----------   --------------   -------------   ------------   ------------
Tarjeta        08.15.06      09.20.08       Equity     Certain credit   $     139,342              -   $     26,844
Naranja                                     Trust      rights against
Trust III                                  Company       cardholders
                                         (Argentina)
                                            S.A.
Tarjeta        08.14.07      07.20.08       Equity     Certain credit   $      76,052              -   $      8,694
Naranja                                     Trust      rights against
Trust IV                                   Company       cardholders
                                         (Argentina)
                                            S.A.
Tarjeta        10.09.07      11.20.09       Equity     Certain credit   $     115,306   $     19,512   $     17,828
Naranja                                     Trust      rights against
Trust V                                    Company       cardholders
                                         (Argentina)
                                            S.A.
Tarjeta        12.11.07      01.23.10       Equity     Certain credit   $     150,003   $     23,746   $     22,436
Naranja                                     Trust      rights against
Trust VI                                   Company       cardholders
                                         (Argentina)
                                            S.A.
Tarjeta        02.19.08      07.23.10       Equity     Certain credit   $     142,913   $     24,178              -
Naranja                                     Trust      rights against
Trust VII                                  Company       cardholders
                                         (Argentina)
                                            S.A.
Tarjeta        08.05.08      09.20.10       Equity     Certain credit   $     138,742   $     44,222              -
Naranja                                     Trust      rights against
Trust VIII                                 Company       cardholders
                                         (Argentina)
                                            S.A.

As of September 30, 2008, Tarjeta Naranja S.A.'s holdings of class "A" debt securities and participation certificates totaled $ 23,032 and $ 88,626, respectively. As of December 31, 2007 its holdings of class "B" debt securities and participation certificates totaled $ 81,078 and $ 15,920, respectively.

As of previous fiscal year-end, the company recorded investments in trusts for the amount of $341.

Tarjetas Cuyanas S.A.

                                                                                          Book value of securities
                            Estimated                                                      held in own portfolio
               Creation      maturity                                     Portfolio     ---------------------------
Name             Date          date        Trustee      Trust assets     transferred      09.30.08       12.31.07
-----------   ----------   -----------   -----------   --------------   -------------   ------------   ------------
Tarjetas       11.01.06      11.15.08       Equity     Certain credit   $      68,120   $     21,907   $     17,911
Cuyanas                                     Trust      rights against
Trust IV                                   Company       cardholders
                                         (Argentina)
                                            S.A.
Tarjetas       02.04.08      02.15.10       Equity     Certain credit   $      61,700   $     13,333              -
Cuyanas                                     Trust      rights against
Trust V                                    Company       cardholders
                                         (Argentina)
                                            S.A.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 17:  (Continued)

As of September 30, 2008 and December 31, 2007 Tarjetas Cuyanas' holding of participation certificates totaled $ 35,240 and $17,911, respectively. No holdings of fiduciary debt securities were recorded.

On July 7, 2008, Tarjetas Cuyanas S. A. entered into an agreement with Equity Trust Company (Argentina) S. A. as trustee for the creation of a financial trust called "Trust VI", in order to issue fiduciary debt securities for up to an amount of $89,000. On October 6, 2008, the company received settlement from the above-mentioned transaction.

Tarjeta del Mar S.A.


                                                                                           Book value of securities
                            Estimated                                                       held in own portfolio
               Creation     maturity                                       Portfolio     ---------------------------
Name             date         date         Trustee       Trust assets     transferred      09.30.08       12.31.07
----------    ----------   -----------   ------------   ---------------   ------------   ------------   ------------
Tarjetas
 del Mar       11.09.07     07.31.08      Banco de       Certain credit   $     14,217              -   $      2,692
 Serie III                                Galicia y      rights against
                                           Buenos         cardholders
                                          Aires S.A.
Tarjetas       07.28.08     05.31.09     Equity Trust    Certain credit   $     26,800   $      5,237              -
 del Mar                                   Company       rights against
 Serie IV                                (Argentina)      cardholders
                                            S.A.

As of September 30, 2008, Tarjetas del Mar S. A.'s holding of participation certificates totaled $5,080 and $158 corresponding to debt securities, and as of December 31, 2007, this company's holding of participation certificates amounted to $ 2,692. No holdings of debt securities were recorded as at such date.

NOTE 18:  DERIVATIVES

PUT OPTIONS WRITTEN
As established by Section 4, subsection a), and Section 6 of Decree No 1,836/02 and regulations of the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of September 30, 2008 and December 31, 2007, are valued at the strike price.

The strike price will be equal to that resulting from converting the face value of each coupon in U.S. dollars into pesos at a rate of $1.40 per U.S. dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in pesos resulting from applying to the face value of the coupon in U.S. dollars the buying exchange rate quoted by Banco de la Nacion Argentina on the payment date of that coupon.

These options have been recorded under "Memorandum Accounts - Credit-Derivatives
- Notional Value of Put Options Written" in the amount of $ 142,782 as of September 30, 2008 and $ 162,336 as of December 31, 2007, respectively.

FORWARD PURCHASE-SALE WITHOUT DELIVERY OF THE UNDERLYING ASSET Mercado Abierto Electronico (MAE) and Rosario Futures Exchange (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, being Banco de Galicia y Buenos Aires S.A. one of them.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 18:  (Continued)

The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried on a daily basis, in pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income. As of September 30, 2008, forward purchase and sale transactions totaled $ 2,693,468 and $ 1,808,049, respectively, while as of December 31, 2007 they totaled $ 1,740,332 and $ 879,844, respectively.

Said transactions are recorded under Memorandum accounts for the notional value traded.

Balances accrued are recorded under "Other Receivables from Financial Brokerage" and/or "Other Liabilities Resulting from Financial Brokerage", as the case may be.

Apart from that, transactions for $ 9,450 (purchases) and $ 59,847 (sales) have been conducted directly with customers pursuant to the above-mentioned conditions.

Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried within the limits of the policies approved by the Board of Directors in such respect. In that sense, "derivatives" allow, depending on market conditions, to adjust risk exposures to the established limits, thus contributing to keep such exposures within the parameters set forth by said policies. Banco de Galicia y Buenos Aires S.A. plans to continue to use these instruments in the future, as long as their use is favorably assessed, in order to limit certain risk exposures.

NOTE 19:  CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

There follows the breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current fiscal year:


                                                                                        09.30.08          12.31.07
                                                                                     ---------------   ---------------
ASSETS
                                                                                     ---------------   ---------------
  LOANS                                                                                   12,412,198       11,601,029
                                                                                     ---------------   ---------------
  - To the non-financial public sector                                                     1,347,643         1,265,466
  - To the financial sector                                                                  135,313           110,028
    - Interbank loans (call money loans granted)                                              28,500             2,906
    - Other loans to domestic financial institutions                                          64,579            64,895
    - Accrued interest, adjustments and quotation differences receivable                      42,234            42,227
  - To the non-financial private sector and residents abroad                              11,388,502        10,654,142
    - Advances                                                                               820,248           792,148
    - Promissory notes                                                                     2,725,235         2,911,170
    - Mortgage loans                                                                       1,028,966           945,088
    - Pledge loans                                                                            91,657            94,520
    - Personal loans                                                                       1,156,272           977,976
    - Credit card loans                                                                    3,952,446         3,630,133
    - Other                                                                                1,475,283         1,168,684
    - Accrued interest and quotation differences receivable                                  181,439           177,027
    - Documented interest                                                                   (42,838)          (42,462)
    - Unallocated collections                                                                  (206)             (142)
  - Allowances                                                                             (459,260)         (428,607)
                                                                                     ---------------   ---------------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                     4,242,498         3,596,970
                                                                                     ---------------   ---------------
  - Argentine Central Bank                                                                   487,835           192,911
  - Amounts receivable for spot and forward sales to be settled                               11,070            31,090
  - Securities receivable under spot and forward purchases to be settled                   1,763,044         1,517,600
  - Others not included in the debtor classification regulations                           1,610,649         1,603,703
  - Unlisted negotiable obligations                                                            7,110            20,868
  - Balances from forward transactions without delivery of underlying
     asset to be settled                                                                       4,265             1,087
  - Others included in the debtor classification regulations                                 361,946           240,270
  - Accrued interest receivable not included in the debtor classification
     regulations                                                                               3,051             2,017
  - Accrued interest receivable included in the debtor classification regulations              3,934             6,594
  - Allowances                                                                              (10,406)          (19,170)

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 19:  (Continued)

                                                                              09.30.08         12.31.07
                                                                            ------------    ------------
LIABILITIES
DEPOSITS                                                                      14,239,225      13,165,621
  - Non-financial public sector                                                  253,946         193,911
  - Financial sector                                                             173,834         167,206
  - Non-financial private sector and residents abroad                         13,811,445      12,804,504
    - Current Accounts                                                         3,055,451       2,629,925
    - Savings Accounts                                                         3,599,787       3,228,954
    - Time Deposits                                                            6,824,392       6,543,910
    - Investment accounts                                                            213             199
    - Other                                                                      220,259         291,103
    - Accrued interest and quotation differences payable                         111,343         110,413
                                                                            ------------    ------------
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                           6,599,643       6,362,954
                                                                            ------------    ------------
  - Argentine Central Bank                                                         1,362             698
    - Other                                                                        1,362             698
  - Banks and international entities                                             906,520         717,316
  - Unsubordinated negotiable obligations                                      1,795,026       2,190,231
  - Amounts payable for spot and forward purchases to be settled               1,360,961       1,273,308
  - Securities to be delivered under spot and forward sales to be settled        252,553          30,734
  - Loans from domestic financial institutions                                   282,138         213,039
    - Interbank loans (call money loans received)                                      -          12,501
    - Other loans from domestic financial institutions                           280,110         199,191
    - Accrued interest payable                                                     2,028           1,347
  - Balances from forward transactions without delivery of
      underlying asset to be settled                                                   2               -
    - Other                                                                    1,934,518       1,855,825
  - Accrued interest and quotation differences payable                            66,563          81,803
                                                                            ------------    ------------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                            870,240         855,258
                                                                            ============    ============

NOTE 20: TAX ISSUES

Banco de Galicia y Buenos Aires S.A.:
At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from Ciudad Autonoma de Buenos Aires, are in the process of conducting audits related to turnover tax corresponding to fiscal year 2002, mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

Even though these processes are in different levels of progress and have not been finally resolved yet, Banco de Galicia y Buenos Aires S.A. considers it has complied with its tax liabilities in full pursuant to current regulations.

Tarjetas Regionales S.A.:
At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP), the Revenue Board of the Province of Cordoba and the Municipalities of the cities of Mendoza and San Luis are in the process of conducting audits. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.'s subsidiaries. The amount claimed for such reason, adjusted as of September 30, 2008, totals $ 31,226 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

Therefore, both companies are taking the corresponding administrative and legal steps in order to solve such issues However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 21:  SEGMENT REPORTING

Below, there is a breakdown of the accounting information as of September 30, 2008 and 2007, by related business segment:

Primary segment: Business.

                        Financial brokerage    Services       Total
                        -------------------   ----------   -----------
Income                            1,828,006    1,140,408     2,968,414
Expenses                        (1,050,282)    (269,041)   (1,319,323)
Result as of 09.30.08               777,724      871,367     1,649,091
Result as of 09.30.07               538,940      661,739     1,200,679

Secondary segment: Geographic.

                        City of Buenos Aires   Rest of the country    Foreign       Total
                        --------------------   -------------------   ---------   -----------
Financial brokerage
Income                             1,185,023               608,350      34,633     1,828,006
Expenses                           (680,856)             (349,528)    (19,898)   (1,050,282)
Result as of 09.30.08                504,167               258,822      14,735       777,724
Result as of 09.30.07                349,336               182,741       6,863       538,940

                        City of Buenos Aires   Rest of the country    Foreign       Total
                        --------------------   -------------------   ---------   -----------
Services
Income                               739,281               379,522      21,605     1,140,408
Expenses                           (174,408)              (89,535)     (5,098)     (269,041)
Result as of 09.30.08                564,873               289,987      16,507       871,367
Result as of 09.30.07                428,933               224,379       8,427       661,739

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

                                                                              09.30.08       12.31.07
                                                                            ------------   ------------
ASSETS
  GOVERNMENT AND CORPORATE SECURITIES                                          1,102,546      1,694,030
  LOANS                                                                       12,412,198     11,601,029
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                         4,242,498      3,596,970
  ASSETS UNDER FINANCIAL LEASES                                                  458,447        355,784

                                                                              09.30.08       12.31.07
                                                                            ------------   ------------
LIABILITIES
  DEPOSITS                                                                    14,239,225     13,165,621
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                         6,599,643      6,362,954
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                            870,240        855,258

NOTE 22:  STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than six months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 22:  (continued)

                                                         09.30.08       12.31.07      09.30.07     12.31.06
                                                        ----------      --------     ---------    ----------
Cash and due from banks                                  3,288,676     2,960,013     2,625,507     2,294,849
Securities issued by the Argentine Central Bank            386,189       273,920        44,171         2,696
Reverse repo agreements  with the Argentine  Central
 Bank                                                      240,424             -             -             -
Interbank loans (call money loans granted)                  28,500         2,906         5,693       204,191
Loans  granted to prime  companies  with maturity up
 to 7 days, used as liquidity reserve                      209,380       292,278       232,175        70,100
Overnight placements in banks abroad                       481,108       158,039       405,608       607,998
Other cash placements                                       57,852        79,051       118,750        74,439
                                                        ----------     ---------    ----------    ----------
Cash and cash equivalents                                4,692,129     3,766,207    3.,431,904     3,254,273
                                                        ==========     =========    ==========    ==========

NOTE 23:  BANCO DE GALICIA Y BUENOS AIRES S.A.'S RISK MANAGEMENT POLICIES

Based on the best practices, Banco de Galicia y Buenos Aires S.A. establishes policies and procedures and allocates resources and responsibilities, which comprise several areas and hierarchical levels, for the identification, control, management and optimization of the different risks, with the purpose of consolidating a comprehensive risk management process and continuously improving it. Within the risk management framework, the Risk Management Committee ("C.A.R." as per its initials in Spanish) is the main corporate body to which Banco de Galicia y Buenos Aires S.A.'s Board of Directors delegates the comprehensive control of risk and the executive responsibility as regards the definition and application of the policies, procedures and controls for risk management.

The management of the different risks is decentralized in the Divisions that are directly responsible for each of them. The aim of the Risk Management Division is to guarantee Banco de Galicia y Buenos Aires S.A.'s Board of Directors that it is fully aware of the risks the Bank is exposed to, and it as well creates and proposes, together with the divisions in charge, the policies and procedures necessary to mitigate and control such risks.

The divisions in charge must submit exceptions to the internal risk policies to the C.A.R., together with a compliance plan that must be approved by the Committee. The C.A.R. is made up of Directors and members of the senior management, including managers in charge of the Risk and Internal Audit divisions; it holds meetings periodically and its resolutions are summarized in writing.

Financial risks:
Banco de Galicia y Buenos Aires S.A. intends to achieve a structure of financial assets and liabilities aimed at maximizing its return on equity, both short-term and long-term, within an overall framework of acceptable risks.

Liquidity:
Banco de Galicia y Buenos Aires S.A. tries to maintain a level of liquid assets that would allow the Bank to meet contractual maturities, face the potential investment opportunities and the demand for credit. For that purpose, it establishes a liquidity objective based on the behavior of its deposits during the 2001-2002 crisis, considered to be the "worst scenario". Two types of liquidity are defined: "operational" liquidity (to address the Bank's daily operations) and "additional" liquidity (excess liquidity available).

There is a minimum limit for "operational liquidity", which is equal to a percentage of certain short-term liabilities, and, for "additional liquidity", there exist minimum limits differentiated by currency that are equal to a percentage of the liquidity necessary to face the worst scenario in each case. At the same time, it is necessary to maintain a margin that would allow the Bank to face certain reductions in deposits without failing to comply with the cash reserves determined by the Argentine Central Bank.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 23:  (Continued)

This policy specifies which assets constitute liquidity. With the purpose of taking flows into consideration, gaps between the contractual maturities of consolidated financial assets and liabilities are as well analyzed and monitored. There is a floor for the gap between maturities, determined based on the gap accumulated at all times during the first year. A contingency plan determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

Also, with the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

Currency risk:
As regards the risk inherent to the structure of assets and liabilities per currency, limits have been established, in terms of maximum positions authorized, for mismatches in pesos adjusted by CER and those in foreign currency that belong to Banco de Galicia y Buenos Aires S.A on a consolidated basis.

Interest rate risk:
Aimed at limiting the sensitivity of Banco de Galicia y Buenos Aires S.A.'s value and results with respect to variations in the interest rate inherent to the structure of certain assets and liabilities, caps have been determined: (i) for the possible negative variation of net financial results for the first year between an interest rate increase scenario and a "base" scenario, and (ii) for the possible negative variation between the net present value of assets and liabilities of the "base" scenario and such value upon the occurrence of an increase in interest rates. Calculations are made once a month using the method known as "simulation of scenarios" and taking into consideration assets and liabilities from Banco de Galicia y Buenos Aires S.A.'s Balance Sheet on a consolidated basis.

Market risk:
In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as "Value at Risk" (also known as "VaR") is used. This model determines intra-daily, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. Maximum authorized losses in terms of positions in securities and in foreign currency are determined for a fiscal year.

Credit risk:
Banco de Galicia y Buenos Aires S.A.'s credit granting and analysis system is applied in a centralized manner and is based on the concept of "opposition of interests", which is generated from the division between credit and commercial functions. Apart from that, it includes credit control by borrower and monitoring of loans with problems and associated losses. That makes it possible to early detect situations that can entail any degree of portfolio deterioration and to appropriately safeguard the Bank's assets.

The Credit Management Division defines credit risk policies and procedures, verifies the compliance thereof, assesses credit risk on a continuous basis and develops credit assessment models to be applied to risk products. This Division is also responsible for loan approval, classification of the loan portfolio and recovery of past due loans.

Banco de Galicia y Buenos Aires S.A. constantly monitors its loan portfolio through different indicators (of non performance, roll rates, etc.) as well as the classification thereof. The loan portfolio classification is in compliance with the Argentine Central Bank's regulations. In turn, the Bank is developing advanced statistical models the result of which is an internal rating that allows to order and analyze credit risk in terms of expected losses (with the ability to calculate the different components that constitute the formula which defines this rating), as well as adjust pricing and/or risk policies by customer groups/segments. As regards companies, these models are being implemented.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 23:  (Continued)

The granting of loans exceeding a certain amount and all loans to financial institutions (national and international) and related parties is decided by the Board of Directors' Credit Committee, made up of Directors and Banco de Galicia y Buenos Aires S.A.'s Credit Division Manager. The remaining loans are approved by the Retail Credit Department, the Credit Division Manager and officers of the Corporate Credit Department pursuant to credit limits previously granted.

The analysis of the requests of different credit products by consumers is performed automatically through credit scoring computer systems, as well as loan granting guidelines based on the customer's credit history, both in the system and in the Bank itself ("credit screening"). As regards companies, before approving a loan, Banco de Galicia y Buenos Aires S.A. conducts an assessment on the customer and its financial condition. For loans above certain amounts, an environmental impact analysis is conducted.

Furthermore, within the credit policies framework, Banco de Galicia y Buenos Aires S.A. has a Concentration by Sector Policy for the corporate banking division, aimed at mitigating the risk related to the concentration by economic activity.

Banco de Galicia y Buenos Aires S.A.'s Internal Audit is in charge of supervising the loan portfolio classification pursuant to the Argentine Central Bank's regulations.

Operational risk:
On July 30, 2008, Banco de Galicia y Buenos Aires S.A.'s Board of Directors approved the policy regarding operational risk management, pursuant to the guidelines established by the Bank in such respect, and within the framework of the provisions determined by the Argentine Central Bank in Communique "A" 4793.

Nowadays, the Bank is carrying out the tasks necessary to comply with the implementation schedule determined in such Communique as regards the definition and documenting of the processes and procedures involved and of the functional structure necessary for operational risk management.

Banco de Galicia y Buenos Aires S.A. adopts the definition of operational risk determined by the Argentine Central Bank and the best international practices. Operational risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or else because of external events. This definition includes legal risk, but does not include strategic and reputation risks.

Banco de Galicia y Buenos Aires S.A.'s Board of Directors, the Risk Management Committee, the Risk Management Division, the Operational Risk Unit and the Wholesale and Retail Banking and Support divisions have their roles and responsibilities as regards this risk clearly defined.

The Risk Management Division, a functional area that reports to the Board of Directors, is responsible for the comprehensive management of the Bank's three different categories of risk: financial, credit and operational risk. The Bank has a specific and independent unit for the management of each particular risk.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and relevant systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Furthermore, before launching or introducing new products, activities, processes or systems, their inherent operational risk is properly assessed.

Banco de Galicia y Buenos Aires S.A.'s purpose is to consider a methodological approach regarding operational risk management, with an emphasis on encouraging continuous improvements in the assessment practices, what will allow the following: identification, assessment, monitoring, control and mitigation of the different risks inherent to the business and banking operations.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 24:  SITUATION OF THE FINANCIAL AND CAPITAL MARKETS

During the last months, the financial markets of the most important countries in the world have been affected by a significant decrease in the price of stock securities and debt securities, within a framework of high volatility of the listed price of securities as well, what led to a significant reduction of credit. This behavior shown by financial markets has started to affect real economy, what is evidenced by a decrease in the level of activity of the world's economy. Despite the measures taken by the most important countries, the future evolution of international markets is uncertain.

As regards Argentina, stock exchanges also showed significant decreases in the price of government and corporate securities and shares, as well as an increase in interest rates, country risk and exchange rates, a situation that continues at the date of these financial statements.

The subsidiaries' management divisions are constantly assessing and monitoring the above-described situation, with the purpose of adopting the measures necessary to mitigate the effects thereof. These financial statements shall be considered in the light of the above-described circumstances.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                  Balance Sheet
                 As of September 30, 2008 and December 31, 2007.
                     (figures stated in thousands of pesos)

                                                                              09.30.08      12.31.07
                                                                            -----------    -----------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 12 and Schedule G)                             111         10,700
Investments (Notes 9 and 12 and Schedules C, D and G)                            16,526         16,372
Other receivables (Notes 3, 9, 10 and 12 and Schedule G)                          5,212         75,155
                                                                            -----------    -----------
Total Current Assets                                                             21,849        102,227
                                                                            -----------    -----------
NON-CURRENT ASSETS
Other receivables (Notes 3, 9, 12 and 14 and Schedules E and G)                  42,045         45,442
Investments (Notes 9, 11 and 12 and Schedules B, C and G)                     1,935,525      1,770,686
Fixed assets (Schedule A)                                                         3,100          3,152
                                                                            -----------    -----------
Total Non-Current Assets                                                      1,980,670      1,819,280
                                                                            -----------    -----------
Total Assets                                                                  2,002,519      1,921,507
                                                                            ===========    ===========
LIABILITIES
CURRENT LIABILITIES
Loans (Notes 4 and 9 and Schedule G)                                            196,649         65,251
Salaries and social security contributions (Notes 5 and 9)                          719            932
Tax liabilities (Notes 6, 9 and 14)                                               3,781          3,836
Other liabilities (Notes 7, 9 and 12 and Schedule G)                              2,266          1,739
                                                                            -----------    -----------
Total Current Liabilities                                                       203,415         71,758
                                                                            -----------    -----------
NON-CURRENT LIABILITIES
Loans (Notes 4 and 9 and Schedule G)                                                  -        195,238
Other liabilities (Notes 7 and 9)                                                     6              6
                                                                            -----------    -----------
Total Non-Current Liabilities                                                         6        195,244
                                                                            -----------    -----------
Total Liabilities                                                               203,421        267,002
                                                                            -----------    -----------
SHAREHOLDERS' EQUITY (per related statement)                                  1,799,098      1,654,505
                                                                            -----------    -----------
Total Liabilities and Shareholders' Equity                                    2,002,519      1,921,507
                                                                            ===========    ===========

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                Income Statement
               For the nine-month period commenced January 1, 2008
          and ended September 30, 2008, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                             09.30.08     09.30.07
                                                                            ---------    ---------
Net income on investments in related institutions                             168,942       12,707
Administrative expenses (Note 12 and Schedule H)                             (11,273)     (11,747)
Financial income and by holding                                              (11,618)        4,373
- Generated by assets                                                         (2,215)        9,068
  Interest
    On special current account deposits (*)                                        10           51
    Mutual funds                                                                   66          333
    On time deposits (*)                                                          256          230
    On promissory notes receivable (*)                                            118          650
    On other receivables                                                            -          404
  Result on negotiable obligations (*)                                             37        5,432
  Foreign exchange (loss) / income                                            (2,702)        1,968
- Generated by liabilities                                                    (9,403)      (4,695)
  Interest
    On loans                                                                 (13,374)      (3,581)
    Other                                                                           -         (59)
  Foreign exchange gain / (loss)                                                3,971      (1,055)
Other income and expenses (*) - (loss)                                        (1,753)        (855)
                                                                            ---------    ---------
Net Income before income tax                                                  144,298        4,478
Income tax (Note 14)                                                              295      (3,084)
                                                                            ---------    ---------
Net Income for the period                                                     144,593        1,394
                                                                            =========    =========

----------
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19,550. See Note 12.

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                Statement of Changes in the Shareholders' Equity
               For the nine-month period commenced January 1, 2008
          and ended September 30, 2008, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                               Shareholders' contributions                            Retained earnings
                                         (Note 8)                                         (Note 13)
                    ---------------------------------------------------   ------------------------------------------
                                               Premium for
                                               negotiation                                                                Total
                     Capital      Capital     of shares in                                Discretionary    Retained    shareholders'
Item                  Stock      adjustment   own portfolio     Total     Legal reserve      reserve       earnings       equity
-----------------   ----------   ----------   -------------   ---------   -------------   -------------   ----------   -------------
Balances as of
 12.31.06            1,241,407      278,131             606   1,520,144          34,855          72,383     (18,914)       1,608,468
Distribution of
 retained
 earnings (1)
  - Discretionary
    Reserve                  -            -               -           -               -        (18,914)       18,914               -
Income for the
 period                      -            -               -           -               -               -        1,394           1,394
                    ----------   ----------   -------------   ---------   -------------   -------------   ----------   -------------
Balances as of
 09.30.07            1,241,407      278,131             606   1,520,144          34,855          53,469        1,394       1,609,862
                    ----------   ----------   -------------   ---------   -------------   -------------   ----------   -------------
Balances as of
 12.31.07            1,241,407      278,131             606   1,520,144          34,855          53,469       46,037       1,654,505
                    ----------   ----------   -------------   ---------   -------------   -------------   ----------   -------------
Distribution of
 retained earnings
 (2)
  - Discretionary
    Reserve                  -            -               -           -               -          43,735     (43,735)               -
  - Legal reserve            -            -               -           -           2,302               -      (2,302)               -
Income for the
 period                      -            -               -           -               -               -      144,593         144,593
                    ----------   ----------   -------------   ---------   -------------   -------------   ----------   -------------
Balances as of
 09.30.08            1,241,407      278,131             606   1,520,144          37,157          97,204      144,593       1,799,098
                    ==========   ==========   =============   =========   =============   =============   ==========   =============

----------
(1)  Approved by the Ordinary Shareholders' Meeting held on April 26, 2007.
(2)  Approved by the Ordinary Shareholders' Meeting held on April 29, 2008.

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                             Statement of Cash Flows
               For the nine-month period commenced January 1, 2008
          and ended September 30, 2008, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                             09.30.08      09.30.07
                                                                            ----------    ----------
CHANGES IN CASH (Note 1.j)
Cash at beginning of fiscal year                                                26,407        15,727
Cash at period end                                                              16,464        10,885
                                                                            ----------    ----------
Net (Decrease) in cash                                                         (9,943)       (4,842)
                                                                            ==========    ==========
REASONS FOR CHANGES IN CASH
Operating activities
Collections for services                                                           971           676
Payments to suppliers of goods and services                                    (4,235)       (6,773)
Personnel salaries and social security contributions                           (2,195)       (1,757)
Income tax payments and prepayments                                               (71)       (8,378)
Payment of other taxes                                                         (5,962)       (6,528)
                                                                            ----------    ----------
Net cash flow used in operating activities                                    (11,492)      (22,760)
                                                                            ----------    ----------
Investment activities
Payments for purchases of fixed assets                                            (22)           (8)
Collection of interest on negotiable obligations                                     -        18,583
Collection of dividends                                                            788           700
Collection of other interest                                                     4,893         1,992
Contributions to controlled companies                                             (11)             -
Repayment of loans received                                                   (76,760)             -
Collection of deposit as per Decree 616/2005                                    72,360             -
Loans received                                                                       -       250,960
Collections for investments liquidation                                            301             -
Setting up of deposit as per Decree 616/2005                                         -      (75,288)
Subscription of controlled companies' shares in cash                                 -     (175,299)
Setting up of current investments                                                    -       (3,722)
                                                                            ----------    ----------
Net cash flow generated by investment activities                                 1,549        17,918
                                                                            ----------    ----------
(Decrease) in cash, net                                                        (9,943)       (4,842)
                                                                            ==========    ==========

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                        Notes to the Financial Statements
               For the nine-month period commenced January 1, 2008
         and ended September 30, 2008, presented in comparative format.
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 1:   BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No.93/05, which adopts Technical Pronouncements 6 to 22 issued by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the National Securities Commission (C.N.V.) approved C.P.C.E.C.A.B.A's C.D. 93/05 with certain amendments.

Subsequently, on June 26, 2006 and through Resolution C.D. No. 42/06, the C.P.C.E.C.A.B.A. approved Technical Pronouncement No. 23 of the F.A.C.P.C.E., in mandatory force and effect for fiscal years started as from July 1, 2006, its application in fiscal years commencing at an earlier date being admitted. On December 14, 2006 the National Securities Commission approved said resolution as from April 1, 2007. Its application in advance is admitted.

These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company's management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period. The Company's management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future results may differ from estimates and assessments made at the date these financial statements were prepared.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 01, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute (INDEC).

Certain figures in the financial statements for the year ended December 31, 2007 and the period ended September 30, 2007 have been reclassified for purposes of their presentation in comparative format with those for this period.

The most relevant accounting policies used in preparing the Financial Statements are listed below:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

a.   Assets and liabilities in domestic currency
Monetary assets and liabilities which include, where applicable, the interest accrued at period/year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

b. Assets and liabilities in foreign currency (US dollars) Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina's buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each period/year. Interests receivable or payable have been accrued, where applicable.

c. Investments
c.1. Current
Time and special current account deposits, as well as foreign mutual fund units, have been valued at their face value plus accrued interest at the end of each period/fiscal year.

Argentine mutual fund units have been valued at period/fiscal year-end closing price.

Government securities from abroad are valued at their closing price at period-end.

Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value, plus interest accrued at fiscal period/year-end.

c.2. Non-Current
Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value, plus interest accrued at fiscal period/year-end.

The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of September 30, 2008 and December 31, 2007, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. are recognized using the equity method as of September 30, 2008 and December 31, 2007, where applicable.

The equity investment in Sudamericana Holding S.A. has been recorded using the equity method, on the basis of the financial statements dated June 30, 2008, and considering the significant changes occurred from such date to the closing date of these financial statements.

The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (S.S.N.), without recognizing the effect of inflation for January and February, 2003. This criterion is not in accordance with Argentine GAAP in force. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:

- Assets and liabilities were converted at the buying exchange rate established by Banco de la Nacion Argentina in force at the closing of operations on the last working day of the period/fiscal year.
- Capital and capital contributions have been computed for the amounts actually disbursed.
- Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.
- Results for the period were determined as the difference between the opening balance and closing balance of accumulated earnings. Items in the income statement were converted into pesos applying the monthly average exchange rates.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

d.   Goodwill
Goodwill resulting from the acquisition of shares in other companies, which is recorded under "Investments", has been valued at its acquisition cost, net of the corresponding accumulated depreciation, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

e.   Fixed assets
Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/fiscal year-end.

f.   Financial debt
Financial debts have been valued pursuant to the amount of money received plus interest accrued as of period/fiscal year-end. Financial debts in foreign currency have been valued at the selling exchange rate quoted by Banco de la Nacion Argentina as of period/fiscal year end.

On October 14, 2008, a futures foreign currency hedge contract was entered into for US$ 49,000, with maturity on July 31, 2009.

g.   Allowances
As of September 30, 2008, the Company has estimated tax credits based on their estimated realizable value. Based on such estimates, the Company has established allowances for impairment of value due to the fact that their recovery is uncertain.

h.   Income tax and minimum presumed income tax
The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 14 to the financial statements).
The Company determines the minimum presumed income tax at the statutory rate of 1% of the computable assets at year-end. This tax is supplementary to the income tax. The Company's tax liability for each fiscal year shall be determined by the higher of the two taxes.

It is worth noting that, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

Based on the foregoing, as of September 30, 2008, the Company records credit for $ 508.

i.   Shareholders' Equity
i.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs five and six of this note.

The "subscribed and paid in capital" account has been stated at its face value and at the value of the contributions in the currency value of the period in which those contributions were actually made.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.

i.2. Income and expense accounts
The results for each period are presented in the period in which they accrue.

j.   Statement of Cash Flows
"Cash and due from banks" and investments held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

                                  09.30.08     12.31.07
                                 ----------   ----------
Cash and due from banks                 111       10,700
Investments (Schedule D)             16,353       15,707
                                 ----------   ----------
Total                                16,464       26,407
                                 ==========   ==========

NOTE 2:   CASH AND DUE FROM BANKS

The breakdown of this caption was the following:

                                  09.30.08     12.31.07
                                 ----------   ----------
Cash (Schedule G)                        10           11
Due from banks - Current
 Accounts (Note 12)                     101       10,689
                                 ----------   ----------
Total                                   111       10,700
                                 ==========   ==========

NOTE 3:   OTHER RECEIVABLES

The breakdown of this caption was the following:

                                  09.30.08     12.31.07
                                 ----------   ----------
Current
Tax Credit                            1,615          521
Promissory notes receivable
 (Note 12 and Shedule G)              3,512            -
Sundry debtors (Note 12)                 15            -
Prepaid expenses                          3            8
Deposit as per Decree 616/2005
 (Note 10 and Schedule G)                 -       74,616
Other                                    67           10
                                 ----------   ----------
Total                                 5,212       75,155
                                 ==========   ==========

                                  09.30.08     12.31.07
                                 ----------   ----------
Non-Current
Tax Credit - mandatory savings            5            5
Tax credit - Income tax
 (Note 14)                            2,595            2
Allowance for impairment of
 value of deferred tax credit
 (Note 14 and Schedule E)           (2,131)            -
Promissory notes receivable
 (Note 12 and Schedule G)            39,665       43,511
Sundry Debtors (Note 12 and
 Schedule G)                          1,911        1,920
Prepaid expenses                          -            4
                                 ----------   ----------
Total                                42,045       45,442
                                 ==========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 4:   LOANS

The breakdown of this caption was the following:

                                                      09.30.08     12.31.07
                                                     ----------   ----------
Current
From financial institution from abroad (Schedule G)     196,649       65,251
                                                     ----------   ----------
Total                                                   196,649       65,251
                                                     ==========   ==========

                                                      09.30.08     12.31.07
                                                     ----------   ----------
Non-Current
From financial institution from abroad
 (Schedule G)                                                 -      195,238
                                                     ----------   ----------
Total                                                         -      195,238
                                                     ==========   ==========

NOTE 5:   SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was the following:

                                                      09.30.08     12.31.07
                                                     ----------   ----------
Current
Integrated Pension and Survivors' Benefit System             47           62
Other                                                         1            2
Provision for annual legal bonus (S.A.C) and
 social security contributions                               46            -
Provision for bonuses                                       149          186
Provision for retirement insurance                          446          550
Provision for Directors' and Syndics' fees                   30          132
                                                     ----------   ----------
Total                                                       719          932
                                                     ==========   ==========

NOTE 6:   TAX LIABILITIES

The breakdown of this caption was the following:

                                                      09.30.08     12.31.07
                                                     ----------   ----------
Current
Income tax - withholdings to be deposited                    38           65
Value added tax - balance payable                             -           32
Provision for turnover tax (net)                             19           27
Provision for tax on personal assets - substitute
 taxpayer                                                 3,216        3,712
Provision for minimum presumed income tax                   508            -
                                                     ----------   ----------
Total                                                     3,781        3,836
                                                     ==========   ==========

NOTE 7:   OTHER LIABILITIES

The breakdown of this caption was the following:

                                                      09.30.08     12.31.07
                                                     ----------   ----------
Current
Sundry creditors (Schedule G)                               586           21
Provision for expenses (Note 12 and Schedule G)           1,677        1,715
Directors' qualification bonds                                3            3
                                                     ----------   ----------
Total                                                     2,266        1,739
                                                     ==========   ==========

                                                      09.30.08     12.31.07
                                                     ----------   ----------
Non-Current
Directors' qualification bonds                                6            6
                                                     ----------   ----------
Total                                                         6            6
                                                     ==========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 8:   CAPITAL STATUS

As of September 30, 2008, capital status was as follows:

                                                                                                           Date of
Capital stock issued,                                Restated at               Approved by              registration
subscribed, paid in and                               constant      --------------------------------      with the
recorded                           Face value         currency           Entity            Date            I.G.J.
------------------------------   --------------    --------------   ---------------   --------------   --------------
Balance as of 12.31.03                1,092,407         2,407,080     Shareholders'      05.16.00         08.09.00
                                                                        Meeting          07.24.00
                                                                        Board of            and
                                                                        Directors        07.26.00
Capital increase                        149,000           149,000     Shareholders'      01.02.04         06.08.04
                                                                        Meeting          04.23.04
                                                                        Board of            and
                                                                        Directors        05.13.04
Balance as of 12.31.04                1,241,407         2,556,080                 -                -                -
Absorption of retained                                                Shareholders'
 earnings                                     -       (1,036,542)       Meeting          04.28.05                   -
Balance as of 12.31.05                1,241,407         1,519,538                 -                -                -
Shares in own portfolio                 (1,614)           (1,976)                 -                -                -
Sale of shares in own portfolio           1,614             1,976                 -                -                -
Balances as of 12.31.06               1,241,407         1,519,538                 -                -                -
Balances as of 12.31.07               1,241,407         1,519,538                 -                -                -
Balances as of 09.30.08               1,241,407         1,519,538                 -                -                -


NOTE 9: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of September 30, 2008, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

                                                                                Salaries and
                                                                                  social
                                                  Other                           security            Tax             Other
                              Investments      receivables         Loans        contributions     Liabilities      liabilities
                            --------------   --------------   --------------   --------------   --------------   --------------
1st. Quarter                        16,353            4,012                -              719               57              819
2nd. Quarter                           173               30                -                -                -              148
3rd. Quarter                             -              964                -                -            3,724                3
4th. Quarter                             -              206          196,649                -                -            1,296
After one year                         645           40,134                -                -                -                6
                            --------------   --------------   --------------   --------------   --------------   --------------
Subtotal falling due                17,171           45,346          196,649              719            3,781            2,272
No set due date                  1,934,880            1,911                -                -                -                -
Past due                                 -                -                -                -                -                -
                            --------------   --------------   --------------   --------------   --------------   --------------
Total                            1,952,051           47,257          196,649              719            3,781            2,272
                            --------------   --------------   --------------   --------------   --------------   --------------
Non-interest bearing             1,934,880            4,080                -              719            3,781            2,272
At variable rate                       106                -                -                -                -                -
At fixed rate                       17,065           43,177          196,649                -                -                -
                            --------------   --------------   --------------   --------------   --------------   --------------
Total                            1,952,051           47,257          196,649              719            3,781            2,272
                            --------------   --------------   --------------   --------------   --------------   --------------

NOTE 10:  RESTRICTED ASSETS

As of December 31, 2007, in the balance of "other current receivables", there was a deposit for US$ 24,000 that was restricted by virtue of Decree 616/05, which provided for that a nominative, non-transferable and non-interest bearing deposit should be established for a term of 365 calendar days, for an amount corresponding to 30% of the amount involved in operations, among others, such as entry of funds to the domestic foreign exchange market, originated thanks to debt with legal entities from abroad.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 10:  (Continued)

On July 28, 2008, the abovementioned deposit was released and allocated completely for the repayment of loans.

NOTE 11:  EQUITY INVESTMENTS

The breakdown of equity investments was the following:

                                                     As of September 30, 2008
                                                ---------------------------------
                                                             Shares                        Percentage held in
                                                ---------------------------------   ---------------------------------
Issuing company                                      Class           Number          Total Capital    Possible Votes
---------------------------------------------   ---------------   ---------------   ---------------   ---------------
Banco de Galicia y Buenos Aires S.A             Ord. Class "A"                101
                                                Ord. Class "B"        532,293,758
                                                Total                 532,293,859         94.659191         94.659195
Net Investment S.A.                             Ordinary                   10,500         87.500000         87.500000
Sudamericana Holding S.A.                       Ordinary                  162,447         87.500337         87.500337
Galicia Warrants S.A.                           Ordinary                  175,000         87.500000         87.500000
GV Mandataria de Valores S.A.                   Ordinary                   10,800         90.000000         90.000000
Galval Agente de Valores S.A.                   Ordinary               16,874,250        100.000000        100.000000

                                                    As of December 31, 2007
                                                ---------------------------------
                                                              Shares                         Percentage held in
                                                ---------------------------------   ---------------------------------
Issuing company                                     Class             Number         Total Capital    Possible Votes
---------------------------------------------   ---------------   ---------------   ---------------   ---------------
Banco de Galicia y Buenos Aires S.A. (*)        Ord. Class "A"                101
                                                Ord. Class "B"        532,293,758
                                                Total                 532,293,859         94.659191         94.659195
Net Investment S.A.                             Ordinary                   10,500         87.500000         87.500000
Sudamericana Holding S.A                        Ordinary                  162,447         87.500337         87.500337
Galicia Warrants S.A.                           Ordinary                  175,000         87.500000         87.500000
Galval Agente de Valores S.A.                   Ordinary               16,874,250        100.000000        100.000000

----------
(*) On July 27, 2007 Grupo Financiero Galicia S.A., exercising its preemptive rights, subscribed 93,604,637 ordinary class "B" shares with a face value of $ 1 (one Peso) each and one vote per share of Banco de Galicia y Buenos Aires S.A.'s capital stock increase.

The financial condition and results of controlled companies were the following:

                                                  As of September 30, 2008 (*)
                                                ---------------------------------
                                                                                      Shareholders'
Issuing Company                                     Assets          Liabilities          equity          Net income
---------------------------------------------   ---------------   ---------------   ---------------   ---------------
Banco de Galicia y Buenos Aires S.A.                 24,228,761        22,314,910         1,913,851           154,447
Net Investment S.A.                                         890               266               624             (602)
Galicia Warrants S.A.                                     9,658             1,919             7,739             3,143
Galval Agente de Valores S.A.                             2,588               131             2,457             (222)
GV Mandataria de Valores S.A.                                33                26                 7               (5)
Sudamericana Holding S.A. (**)                          204,313           133,740            70,573            16,067

----------
(*) See Note 1.c.2.
(**) Financial condition and results as of 06.30.08.

                Financial condition as of December 31, 2007 and results as of September 30, 2007 (*)
                                                                                      Shareholders'
Issuing Company                                     Assets          Liabilities          equity          Net income
---------------------------------------------   ---------------   ---------------   ---------------   ---------------
Banco de Galicia y Buenos Aires S.A.                 22,526,070        20,766,666         1,759,404          (21,049)
Net Investment S.A.                                       1,514               282             1,232             (113)
Galicia Warrants S.A.                                     7,913             2,417             5,496             1,100
Galval Agente de Valores S.A.                             2,799               121             2,678                26
Sudamericana Holding S.A. (**)                          146,004            86,027            59,977            11,930

----------
(*)  See Note 1.c.2.
(**) Financial condition as of 09.30.07 and results as of 06.30.07.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 12:  SECTION 33 OF LAW 19,550 GOVERNING COMMERCIAL COMPANIES

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.

                                                       09.30.08      12.31.07
                                                      -----------   -----------
Assets
Cash and due from banks - current accounts
 (Note 2)                                                      96        10,682
Investments - time deposits (Schedule D)                    2,956         1,076
Other receivables - promissory notes receivable
 (Note 3 and Schedule G)                                   43,177        43,511
                                                      -----------   -----------
Total                                                      46,229        55,269
                                                      ===========   ===========

                                                       09.30.08      12.31.07
                                                      -----------   -----------
Liabilities
Other liabilities - provision for expenses (Note 7)           209           215
                                                      -----------   -----------
Total                                                         209           215
                                                      ===========   ===========

                                                       09.30.08      09.30.07
                                                      -----------   -----------
Income
Financial income - interest on special current
 accounts                                                       -            38
Financial income - interest on time deposits                  637             -
Financial income - Interest on negotiable
 obligations                                                    -        12,503
Financial income - interest on promissory notes
 receivable                                                 2,220         3,471
Other income - fixed assets under lease                       313           133
                                                      -----------   -----------
Total                                                       3,170        16,145
                                                      ===========   ===========

                                                       09.30.08      09.30.07
                                                      -----------   -----------
Expenses
Administrative expenses (Schedule H)
  Trademark leasing                                           805           740
  Bank expenses                                                 4             5
  General expenses                                            327           179
                                                      -----------   -----------
Total                                                      1,136           924
                                                      ===========   ===========

Banco Galicia Uruguay S.A.

                                                       09.30.08      12.31.07
                                                      -----------   -----------
Assets
Investments - negotiable obligations
 (Schedules C and G)                                          645         2,608
Other receivables - sundry debtors (Note 3
 and Schedule G)                                            1,911         1,919
                                                       ----------   -----------
Total                                                       2,556         4,527
                                                      ===========   ===========

                                                       09.30.08     09.30.07
                                                      ----------   -----------
Income
Financial income - Interest on negotiable
 obligations                                                   37            47
                                                      -----------   -----------
Total                                                          37            47
                                                      ===========   ===========

Galval Agente de Valores S.A.

                                                       09.30.08      12.31.07
                                                      -----------   -----------
Liabilities
Other liabilities - provision for expenses
 (Note 7 and Schedule G)                                       16            15
                                                      -----------   -----------
Total                                                          16            15
                                                      ===========   ===========

                                                       09.30.08      09.30.07
                                                      -----------   -----------
Expenses
Administrative expenses (Schedule H)
 General expenses                                              47           124
                                                      -----------   -----------
Total                                                          47           124
                                                      ===========   ===========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 12:  (Continued)

Galicia Seguros S.A.

                                                       09.30.08      12.31.07
                                                      -----------   -----------
Assets
Other receivables - sundry creditors (Note 3)                  15             -
                                                      -----------   -----------
Total                                                          15             -
                                                      ===========   ===========

                                                       09.30.08      09.30.07
                                                      -----------   -----------
Income
Other income - fixed assets under lease                       112             -
                                                      -----------   -----------
Total                                                         112             -
                                                      ===========   ===========

NOTE 13:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Law Governing Commercial Companies, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 14:  INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:


Assets                                        Losses        Investments      Other          Total
----------------------------------------   ------------    ------------   ------------    ------------
Balances as of 12.31.06                               -               -             25              25
Charge to income                                      -               8           (25)            (17)
                                           ------------    ------------   ------------    ------------
Balances as of 12.31.07                               -               8              -               8
Charge to income                                  2,131             295              -           2,426
Impairment of value of assets
 (Schedule E)                                   (2,131)               -              -         (2,131)
Other                                                 -             167              -             167
                                           ------------    ------------   ------------    ------------
Balances as of 09.30.08                               -             470              -             470
                                           ============    ============   ============    ============

Liabilities                           Fixed assets      Total
-----------------------------------   ------------   ------------
Balances as of 12.31.06                          5              5
Charge to income                                 1              1
                                      ------------   ------------
Balances as of 12.31.07                          6              6
Charge to income                                 -              -
                                      ------------   ------------
Balances as of 09.30.08                          6              6
                                      ============   ============

As the above-mentioned information shows, as of September 30, 2008 and December 31, 2007 the Company's deferred tax assets amounted to $ 464 and $ 2, respectively.

Accumulated tax losses pending being used as of September 30, 2008, amount approximately to $ 2,174 and can be compensated with future fiscal-year taxable income, as follows:

Argentine source tax loss                      Issuance year        Amount            Year due
                                              ---------------   ---------------   ---------------
Specific from derived financial instruments        2003                      43         2008
Remaining losses                                   2008                   2,131         2013

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 14:  (Continued)

The Company has not recorded said specific losses for the calculation of the deferred tax, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements. As regards the remaining losses, based on the Company's estimates, an allowance for $ 2,131 (Schedule E) has been allocated for such purpose.

As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the fixed assets and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to submit a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of F.A.C.P.C.E.

The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amount to $ 326 and $ 331, as of September 30, 2008 and December 31, 2007, respectively. They mainly stem from the real estate valuation. Said liabilities are expected to revert in approximately 43 years, the remaining useful life of real estate, being the amount for each fiscal year of $ 8.

The classification of assets and liabilities by net deferred tax recorded in accordance with its expected reversion term is shown in Note 9.

The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss before tax:

                                                       09.30.08      09.30.07
                                                      -----------   -----------
Income before income tax                                  144,298         4,478
Income tax rate in force                                      35%           35%
                                                      -----------   -----------
Result for the period at the tax rate                      50,504         1,567
Permanent differences at the tax rate:
  Increase in income tax
  - Expenses not included in tax return                     4,839         1,252
  - Other causes                                            1,081           861
  Decrease in income tax
  - Expenses included in tax return                          (34)          (30)
  - Results on investments in related institutions       (58,752)         (147)
  - Other causes                                             (64)         (419)
  Impairment of value of assets due to deferred
   tax (Schedule E)                                         2,131             -
                                                      -----------   -----------
Total income tax charge recorded - income / loss            (295)         3,084
                                                      ===========   ===========

The following table shows the reconciliation of tax charged to results to tax determined for the period for tax purposes:

                                                       09.30.08      09.30.07
                                                      -----------   -----------
Total income tax charge recorded                            (295)         3,084
Temporary differences
  Increase in assets due to deferred tax                    2,426             -
  Decrease in assets due to deferred tax                        -          (25)
  Impairment of value of assets due to deferred
   tax (Schedule E)                                       (2,131)             -
                                                      -----------   -----------
Total tax determined for tax purposes                           -         3,059
                                                      ===========   ===========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 14:  (Continued)

Breakdown of net income tax provision:

                                                09.30.08     12.31.07
                                               ----------   ----------
Total tax determined for tax purposes                   -        3,130
Tax Credit                                              -      (3,130)
                                               ----------   ----------
Income tax provision (net)                              -            -
                                               ==========   ==========

NOTE 15:  EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of September 30, 2008 and 2007:

                                                09.30.08     09.30.07
                                               ----------   ----------
Income for the period                             144,593        1,394
Outstanding ordinary shares weighted average    1,241,407    1,241,407
Diluted ordinary shares weighted average        1,241,407    1,241,407
Earnings per ordinary share
  - Basic                                          0.1165       0.0011
  - Diluted                                        0.1165       0.0011

NOTE 16:  SITUATION OF THE FINANCIAL AND CAPITAL MARKETS

During the last months, the financial markets of the most important countries in the world have been affected by a significant decrease in the price of stock securities and debt securities, within a framework of high volatility of the listed price of securities as well, what led to a significant reduction of credit. This behavior shown by financial markets has started to affect real economy, what is evidenced by a decrease in the level of activity of the world's economy. Despite the measures taken by the most important countries, the future evolution of international markets is uncertain.

As regards Argentina, stock exchanges also showed significant decreases in the price of government and corporate securities and shares, as well as an increase in interest rates, country risk and exchange rates, a situation that continues at the date of these financial statements.

The Company's management is constantly assessing and monitoring the above-described situation, with the purpose of adopting the measures necessary to mitigate the effects thereof. These financial statements shall be considered in the light of the above-described circumstances.

NOTE 17:  SUBSEQUENT EVENTS

On October 16, 2008, Sudamericana Holding S.A. paid $ 11,375 as dividends in cash.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Fixed assets and investments in assets of a similar nature
               For the nine-month period ended September 30, 2008
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule A

                   At                    Balance
                beginning               at fiscal
Main account    of year     Increases   year end
-------------   ---------   ---------   ---------
Real estate         3,446           -       3,446
Furniture and
 facilities           220           -         220
Machines and
 equipment            413           -         413
Hardware              243          22         265
Totals as of
 09.30.08           4,322          22       4,344
Totals as of
 12.31.07           4,109         213       4,322

                                        Amortizations
                -----------------------------------------------------------
                Accumulated                  For the period    Accumulated
                at beginning                 ---------------   at the close
Main account      of year      Withdrawals   Rate %   Amount     of year
-------------   ------------   -----------   ------   ------   ------------
Real estate              376             -        2       48            424
Furniture and
 facilities              208             -       20        3            211
Machines and
 equipment               361             -       20       17            378
Hardware                 225             -       20        6            231
Totals as of
 09.30.08              1,170             -        -       74          1,244
Totals as of
 12.31.07              1,081             -        -       89          1,170

                            Net book
                            value for
                Net book    previous
Main account      value    fiscal year
-------------   --------   -----------
Real estate        3,022         3,070
Furniture and
 facilities            9            12
Machines and
 equipment            35            52
Hardware              34            18
Totals as of
 09.30.08          3,100             -
Totals as of
 12.31.07              -         3,152

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                    Goodwill
               For the nine-month period ended September 30, 2008
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule B

                   At                    Balance
                beginning               at fiscal
Main account    of year     Increases   year end
-------------   ---------   ---------   ---------
Goodwill
 (Schedule C)      12,788           -      12,788
Totals as of
 09.30.08          12,788           -      12,788
Totals as of
 12.31.07               -      12,788      12,788

                                        Amortizations
                -----------------------------------------------------------
                Accumulated                  For the period    Accumulated
                at beginning                 ---------------   at the close
Main account      of year      Withdrawals   Rate %   Amount     of year
-------------   ------------   -----------   ------   ------   ------------
Goodwill
 (Schedule C)            533             -       10      959          1,492
Totals as of
 09.30.08                533             -               959          1,492
Totals as of
 12.31.07                  -             -               533            533

                            Net book
                            value for
                Net book    previous
Main account      value    fiscal year
-------------   --------   -----------
Goodwill
 (Schedule C)     11,296        12,255
Totals as of
 09.30.08         11,296             -
Totals as of
 12.31.07              -        12,255

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Investments in shares and other negotiable securities
                               Equity investments
               For the nine-month period ended September 30, 2008
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule C

                                                                                                         Residual    Recorded
Issuance and                                                                                  Equity      value        value
characteristics of the                      Face                   Acquisition     Market     method      as of        as of
securities                     Class        value       Number        cost         price       value     09.30.08    12.31.07
-------------------------   ------------   -------   -----------   -----------   ---------   ---------   ---------   ---------
Current investments (*)
Government securities
 from abroad (Note 9 and
 Schedule G)                                                               172         173                     173           -
Negotiable obligations
 (Note 12 and Schedule G)                                                    -           -           -           -         665
                                                                   -----------   ---------   ---------   ---------   ---------
Total                                                                      172         173           -         173         665
                                                                   ===========   =========   =========   =========   =========
Non-current investments
 Corporations. Section 33
 of Law No.19,550:
Controlled Companies
 (Notes 9 and 11):
Banco de Galicia y Buenos   Class "A"
 Aires S.A.                 ordinary         0.001           101
                            Class "B"
                            ordinary         0.001   532,293,758
                                                     532,293,859     3,027,406   2,049,331   1,851,974   1,851,974   1,700,152
                            Goodwill
                            (Schedule B)                                12,788          -            -      11,296      12,255
Galicia Warrants S.A.       Ordinary         0.001       175,000        11,829          -        6,781       6,781       4,819
Galval Agente de Valores
 S.A.                       Ordinary         0.001    16,874,250         1,867          -        2,457       2,457       2,678
Net Investment S.A.         Ordinary         0.001        10,500        22,484          -          546         546       1,078
Sudamericana Holding S.A.   Ordinary         0.001       162,447        42,918          -       61,819      61,819      47,761
GV Mandataria de Valores
 S.A.                       Ordinary         0.001        10,800            11          -            7           7           -
                                                                   -----------   ---------   ---------   ---------   ---------
Subtotal                                                             3,119,303   2,049,331   1,923,584   1,934,880   1,768,743
                                                                   -----------   ---------   ---------   ---------   ---------
Other (*)
Negotiable obligations
 (Notes 9 and 12 and
 Schedule G)                                                               639           -           -         645       1,943
                                                                   -----------   ---------   ---------   ---------   ---------
Subtotal                                                                   639           -           -         645       1,943
                                                                   -----------   ---------   ---------   ---------   ---------
Total                                                                3,119,942   2,049,331   1,923,584   1,935,525   1,770,686
                                                                   ===========   =========   =========   =========   =========

----------
(*)  Include accrued interest, if applicable.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Investments in shares and other negotiable securities
                         Equity investments (continued)
               For the nine-month period ended September 30, 2008
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                          Schedule C (continued)

                                                        INFORMATION ON THE ISSUING COMPANIES
                            --------------------------------------------------------------------------------------------
                                                        Latest financial statements (Note 11)
                            --------------------------------------------------------------------------------------------
Issuance and                  Principal                                                                 Percentage of
characteristics                line of                                                Shareholders'   equity held in the
of the securities              business       Date     Capital Stock    Net income        equity        capital stock
-------------------------   -------------   --------   -------------   ------------   -------------   ------------------
Non-current investments
 Corporations. Section 33
 of Law No.19,550:
Controlled Companies
 (Notes 9 and 11):

Banco de Galicia y Buenos   Financial
 Aires S.A.                 Activities      09.30.08         562,327     154,447(1)       1,913,851            94.659191

                            Issuance of
                            deposit
                            certificates
Galicia Warrants S.A.       and warrants    09.30.08             200       3,143(1)           7,739            87.500000

Galval Agente de Valores    Custody of
 S.A.                       Securities      09.30.08        1,978(2)       (222)(1)           2,457           100.000000

                            Financial and
                            Investment
Net Investment S.A.         Activities      09.30.08              12       (602)(1)             624            87.500000

                            Financial and
                            Investment
Sudamericana Holding S.A.   Activities      06.30.08             186      20,596(3)          70,573            87.500337

GV Mandataria de Valores
 S.A.                       Agent           09.30.08              12         (5)(4)               7            90.000000

----------
(1)  For the nine-month period ended 09.30.08.
(2)  Equivalent to 16,874 thousand Uruguayan pesos.
(3)  For the fiscal year ended 06.30.08.
(4)  For the 201-day period ended 09.30.08.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                Other Investments
               For the nine-month period ended September 30, 2008
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule D

                                                Value recorded   Value recorded
Main account and characteristics                  at 09.30.08      at 12.31.07
---------------------------------------------   --------------   --------------
Current investments (*)
Deposits in special current accounts
 (Notes 9 and 12 and Schedule G)                         2,363            1,548
Mutual Funds (Note 9 and Schedule G)                       106            3,212
Time deposits (Notes 9 and 12 and Schedule G)           13,884           10,947
                                                --------------   --------------
Total                                                   16,353           15,707
                                                ==============   ==============

----------
(*) Include accrued interest, if applicable.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                   Allowances
               For the nine-month period ended September 30, 2008
                        presented in comparative format.
        (figures stated thousands of pesos and thousands of U.S. dollars)

                                                                      Schedule E

                                                      Balances at
                                                      beginning of                                       Balances at
Captions                                              fiscal year       Increases        Decreases       period end
--------------------------------------------------  ---------------   -------------   --------------   --------------
Deducted from Assets:
Due to impairment of value
  - Assets due to deferred tax (Notes 3, 9 and 14)                -           2,131                -            2,131
Total as of 09.30.08                                              -           2,131                -            2,131
Total as of 12.31.07                                              -               -                -                -

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                     Foreign Currency Assets and Liabilities
               For the nine-month period ended September 30, 2008
                        presented in comparative format.
      (figures stated in thousands of pesos and thousands of U.S. dollars)

                                                                      Schedule G

                                                                               Amount in                                 Amount in
                                                                               Argentine                                 Argentine
                                                                               currency                                   currency
                                         Amount and type of      Exchange       as of          Amount and type of          as of
Captions                                  foreign currency         rate        09.30.08         foreign currency          12.31.07
-------------------------------------   --------------------   ------------   -----------   -------------------------   -----------
Assets
Current assets
Cash and due from banks
  - Cash                                   US$             -                            -      US$               0.16             1
Investments
  - Deposits in special current
     accounts                              US$        763.35          3.095         2,363      US$             497.76         1,548
  - Mutual Funds                           US$             -                            -      US$             712.45         2,215
  - Time deposits                          US$      3,530.83          3.095        10,928      US$           3,174.70         9,870
  - Government securities from abroad      US$         56.00          3.095           173      US$                  -             -
  - Negotiable obligations                 US$             -                            -      US$             213.85           665
Other receivables
  - Deposit  as per  Decree  616/2005
     (Note 10)                             US$             -                            -      US$          24,000.00        74,616
  - Promissory notes receivable            US$      1,134.62          3.095         3,512      US$                  -             -
                                                                              -----------                               -----------
Total Current Assets                                                               16,976                                    88,915
                                                                              -----------                               -----------
Non-current assets
Other receivables
  - Sundry debtors                         US$        617.31          3.095         1,911      US$             617.31         1,919
  - Promissory notes receivable            US$     12,815.70          3.095        39,665      US$          13,995.04        43,511
Investments
  - Negotiable obligations                 US$        208.32          3.095           645      US$             624.97         1,943
  - Equity investments                     US$        793.80          3.095         2,457      US$             861.49         2,678
                                                                              -----------                               -----------
Total Current Assets                                                               44,678                                    50,051
                                                                              -----------                               -----------
Total assets                                                                       61,654                                   138,966
                                                                              ===========                               ===========
Liabilities
Current liabilities
Loans
From financial institution
 from abroad                              US$      62,726.95          3.135       196,649      US$          20,721.11        65,251
Other liabilities
  - Sundry creditors                      US$              -                            -      US$               3.18            10
  - Provision for expenses                US$         207.47          3.135           650      US$             281.33           886
                                                                              -----------                               -----------
Total Current Liabilities                                                         197,299                                    66,147
                                                                              -----------                               -----------
Non-current liabilities
Loans
From financial institution
 from abroad                              US$              -                            -      US$          62,000.00       195,238
                                                                              -----------                               -----------
Total Non-Current Liabilities                                                           -                                   195,238
                                                                              -----------                               -----------
Total Liabilities                                                                 197,299                                   261,385
                                                                              ===========                               ===========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
       Information required by Section 64, subsection b) of Law No. 19,550
               For the nine-month period ended September 30, 2008
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule H

                                                 Total as of      Administrative     Total as of
Captions                                          09.30.08          Expenses          09.30.07
--------------------------------------------   ---------------   ---------------   ---------------
Salaries and social security contributions               1,820             1,820             1,391
Bonuses                                                    141               141               109
Entertainment, travel, and per diem                         38                38                22
Services to the staff                                       58                58                48
Training expenses                                          106               106                 2
Retirement insurance                                       413               413               457
Directors' and Syndics' fees                               916               916               736
Fees for services                                        2,172             2,172             2,748
Taxes                                                    4,480             4,480             5,122
Security services                                            3                 3                 3
Insurance                                                  218               218               253
Stationery and office supplies                              27                27                24
Electricity and communications                              60                60                55
Maintenance expenses                                         8                 8                 7
Depreciation of fixed assets                                74                74                67
Bank charges (*)                                            10                10                19
Condominium Expenses                                        46                46                26
General expenses (*)                                       559               559               543
Vehicle expenses                                            81                81                69
Leasing of brand (*)                                        43                43                46
                                               ---------------   ---------------   ---------------
Totals                                                  11,273            11,273            11,747
                                               ===============   ===============   ===============

----------
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19,550. See Note 12 to the financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
         Additional Information to the Notes to the Financial Statements
               For the nine-month period commenced January 1, 2008
         and ended September 30, 2008, presented in comparative format.
                     (figures stated in thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS None.

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS PERIODS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE PERIODS.
          None.

NOTE 3:   CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES
          a)   Receivables: See Note 9 to the financial statements.
          b)   Debts: See Note 9 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS
          a) Receivables: See Notes 1.a., 1.b. and 9 and Schedules E and G to the financial statements.
          b) Debts: See Notes 1.a., 1.b. and 9 and Schedules E and G to the financial statements.

NOTE 5:   BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION 33 OF
          LAW 19,550
          See Note 11 and Schedule C to the financial statements.

NOTE 6:   RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS
          OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE
          As of September 30, 2008 and December 31, 2007 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:   PHYSICAL INVENTORY OF INVENTORIES
          As of September 30, 2008 and December 31, 2007, the Company did not have any inventories.

NOTE 8:   CURRENT VALUES
          See Notes 1.c. and 1.d. to the financial statements.

NOTE 9:   FIXED ASSETS
          See Schedule A to the financial statements.

          a)   Fixed assets that have been technically ppraised:
               As of September 30, 2008 and December 31, 2007, the Company did not have any fixed assets that have been technically appraised.

          b)   Fixed assets not used because they are obsolete:
               As of September 30, 2008 and December 31, 2007, the Company did not have any obsolete fixed assets which have a book value.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
   Additional Information to the Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 10:  EQUITY INVESTMENTS
          The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

NOTE 11:  RECOVERABLE VALUES
          As of September 30, 2008 and December 31, 2007, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12:  INSURANCE
          As of September 30, 2008 and December 31, 2007, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                                   Book Value     Book Value
                                                                      Insured        as of          as of
          Insured assets                Risks covered                 amount        09.30.08       12.31.07
          -----------------   -----------------------------------   -----------   ------------   ------------
          Office assets       Fire, thunderbolt, and/or explosion           200             78             82

NOTE 13:  POSITIVE AND NEGATIVE CONTINGENCIES
          a) Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of Shareholders' equity:
               None.

          b) Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition:
               As of September 30, 2008 and December 31, 2007 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS
          a)   Status of capitalization arrangements:
               As of September 30, 2008 and December 31, 2007, there were no irrevocable contributions towards future share subscriptions.

          b)   Cumulative unpaid dividends on preferred shares:
               As of September 30, 2008 and December 31, 2007, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:  RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS
          See Note 13 to the financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
        Supplementary and Explanatory Statement by the Board of Directors
               For the nine-month period commenced January 1, 2008
         and ended September 30, 2008, presented in comparative format.
                     (figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A.   Current Assets:
a)   Receivables:
1)   See Note 9 to the financial statements.
2)   See Notes 3 and 9 to the financial statements.
3) As of September 30, 2008 and December 31, 2007, the Company had not set up any allowances or provisions.

b)   Inventories:
As of September 30, 2008 and December 31, 2007, the Company did not have any inventories.

B.   Non-Current Assets:
a)   Receivables:
See Schedule E.

b)   Inventories:
As of September 30, 2008 and December 31, 2007, the Company did not have any inventories.

c)   Investments:
See Note 11 and Schedule C to the financial statements.

d)   Fixed assets:

1) As of September 30, 2008 and December 31, 2007, the Company did not have any fixed assets that have been technically appraised.
2) As of September 30, 2008 and December 31, 2007, the Company did not have any obsolete fixed assets which have a book value.

e)   Intangible assets:
1)   See Note 1.d and Schedules B and C.
2) As of September 30, 2008 and December 31, 2007, there were no deferred charges.

C.   Current Liabilities:
a)   Liabilities:
1)   See Note 9 to the financial statements.
See Notes 4, 5, 6, 7 and 9 to the financial statements.

D.   Allowances and provisions:
See Schedule E.

E.   Foreign Currency Assets and Liabilities:
See Note 1.b. and Schedule G to the financial statements.

F.   Shareholders' Equity:
1) As of September 30, 2008 and December 31, 2007, the Shareholders' Equity did not include the Irrevocable Advances towards future share issues account.
2) As of September 30, 2008 and December 31, 2007, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
  Supplementary and Explanatory Statement by the Board of Directors (continued)
                     (figures stated in thousands of pesos)

G.   Miscellaneous:

1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

2)   See Notes 9 and 12 to the financial statements.

3) As of September 30, 2008 and December 31, 2007 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4)   See Notes 9 and 12 to the financial statements.

5) As of September 30, 2008 and December 31, 2007, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                         Book Value     Book Value
                                                            Insured        as of          as of
 Insured assets               Risks covered                 amount        09.30.08       12.31.07
-----------------   -----------------------------------   -----------   ------------   ------------
Office assets       Fire, thunderbolt, and/or explosion           200             78             82

6) As of September 30, 2008 and December 31, 2007, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of September 30, 2008 and December 31, 2007, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19,550 in these financial statements.

Autonomous City of Buenos Aires, November 10, 2008.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Informative Review as of September 30, 2008 and 2007
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

Grupo Financiero Galicia S.A.'s purpose is to become a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the nine-month period ended September 30, 2008 amounted to $ 144,593. This profit has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On July 24, 2007 Grupo Financiero Galicia S.A. subscribed an unsecured loan in US Dollars for the amount of US$ 80,000, which use, net of the cash reserves established by Decree No. 616/2005, was for paying Banco de Galicia y Buenos Aires S.A's shares.

On July 27, 2007 Grupo Financiero Galicia S.A. subscribed and paid in 93,604,637 class "B" shares with a face value of $ 1 (one Peso) of Banco de Galicia y Buenos Aires S.A. Payment of shares was made in cash for $175,299 and negotiable obligations from Banco de Galicia y Buenos Aires due in 2014, with a face value of US$ 102,200.

On April 29, 2008, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2007, through the allocation of $2,302 to Legal Reserve and $43,735 to Discretionary Reserve.

On July 28, 2008, Grupo Financiero Galicia S.A. paid the first installment of the above-referred loan.

BALANCE SHEET FIGURES

                             09.30.08     09.30.07     09.30.06     09.30.05     09.30.04
                            ----------   ----------   ----------   ----------   ----------
Assets
Current Assets                  21,849       93,189      354,057       17,682       31,543
Non-current assets           1,980,670    1,777,162    1,361,520    1,598,227    1,579,525
                            ----------   ----------   ----------   ----------   ----------
Total assets                 2,002,519    1,870,351    1,715,577    1,615,909    1,611,068
                            ==========   ==========   ==========   ==========   ==========
Liabilities
Current Liabilities            203,415       65,178       15,460       16,686        4,853
Non-current liabilities              6      195,311            6            6       51,016
Total Liabilities              203,421      260,489       15,466       16,692       55,869
Shareholders' equity         1,799,098    1,609,862    1,700,111    1,599,217    1,555,199
                            ----------   ----------   ----------   ----------   ----------
Total                        2,002,519    1,870,351    1,715,577    1,615,909    1,611,068
                            ==========   ==========   ==========   ==========   ==========

NET INCOME STATEMENT FIGURES

                             09.30.08     09.30.07     09.30.06     09.30.05     09.30.04
                            ----------   ----------   ----------   ----------   ----------
Ordinary operating result      157,669          960        5,126      177,314    ( 75,176)
Financial results             (11,618)        4,373      109,977      (1,149)        9,855
Other income and expenses      (1,753)        (855)        1,617    (133,620)          604
Ordinary net income/(loss)     144,298        4,478      116,720       42,545     (64,717)
Income tax                         295      (3,084)     (43,385)       37,134      (9,493)
Net income/(loss)              144,593        1,394       73,335       79,679     (74,210)

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
        Informative Review as of September 30, 2008 and 2007 (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

RATIOS

                             09.30.08     09.30.07     09.30.06     09.30.05     09.30.04
                            ----------   ----------   ----------   ----------   ----------
Liquidity                      0.10741      1.42976     22.90149      1.05969      6.49969
Credit standing                8.84421      6.18015    109.92571     95.80739     27.83653
Capital assets                 0.98909      0.95018      0.79362      0.98906      0.98042

The individual financial statements have been considered in order to disclose the Balance Sheet figures and net Income statement figures, as the consolidated financial statements are presented in line with the provisions of Communique "A" 3147 from the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

Equity investments in other companies

o    Banco de Galicia y Buenos Aires S.A.
     See the above-mentioned Note 16 to the consolidated financial statements.

o    Net Investment S.A.
     The reorganization process through which Net Investment S.A, the absorbing company, and its controlled companies, B2Agro S.A. and Tradecom Argentina S.A. were merged was registered with the Corporation Control Authority on February 1, 2007.

     In accordance with the above-mentioned paragraph, the Corporate Bylaws were amended. The new corporate purpose is to develop and operate electronic businesses through the Internet.

     During 2007, the company oriented its efforts towards the improvement of the tools used by its customers as well as the development of products that can meet its potential customers' needs.

     During this period, the company took actions related to perform a change in the institutional image and products, in order to improve its presence in the market to win over new customers and create current customer loyalty. Furthermore, the company is working on its organizational structure in order to strengthen the company's strategic areas and be able to encourage new business opportunities.

     During the last quarter, the creation of commercial teams was consolidated, what allowed the company to approach customers in a more methodological manner, thus making sales and increasing the volume of proposals.

o    Sudamericana Holding S.A.
     Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

     The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its position as a leading financial services provider.

     Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the nine-month period commenced on January 1, 2008 and ended on September 30, 2008, amounted to $ 211,728.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
        Informative Review as of September 30, 2008 and 2007 (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

     As of September 30, 2008, these companies had approximately 3.9 million insured in all their lines of business.

     From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

     As a result of this effort, the premium volume for the third quarter of 2008 exceeded that for the same period of the previous year by 119%.

o    Galicia Warrants S.A.
     Galicia Warrants S.A. was founded in 1993 and, since then, its main purpose has been to provide solutions to short- and mid-term financing and inventory control by means of the issuance of deposit certificates and warrants, pursuant to Law 9,643, which governs such activity as well as the storage of merchandise in general. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

     In addition to its offices in the city of Buenos Aires, Galicia Warrants S.A. has an office in the city of San Salvador, province of Entre Rios, and another in the city of Tucuman.

     For the nine-month period ended September 30, 2008, net income from services increased to $ 9,900, with a pretax net income of $ 4,800.

     As of September 30, 2008, Galicia Warrants S.A. had third parties' merchandise under custody, made up of different products, for $ 121,000.

     Galicia Warrants S.A. has increased the storage of merchandise in general thanks to the increasing level of industrial activity, thus meeting through its services the higher demand of customers generated by higher production volumes and a more active demand from local and foreign markets. We believe this tendency will continue during this fiscal year.

o    Galval Agente de Valores S.A.
     Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay.

     On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Registry of the Stock Exchange.

     As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of September 30, 2008 it holds customers' securities in custody for US$ 83,595, of which US$ 12,600 correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

     We believe that, during fiscal year 2008, the total number of new accounts and the deposits held in custody shall experience a substantial increase, what will be reflected in an increase in income from services corresponding to commissions from custody maintenance.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
        Informative Review as of September 30, 2008 and 2007 (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

     Furthermore, we believe a significant increase in income from securities trading operations will take place.

o    GV Mandataria de Valores S.A.
     On July 16, 2008, GV Mandataria de Valores S.A. was registered with the Corporation Control Authority (I.G.J.).

     The Company's main purpose is to represent, act as agent and carry out other brokerage activities of any sort, both for domestic and foreign companies.

     At the date of these financial statements, the Company has not undertaken any commercial activities.

Grupo Financiero Galicia S.A.'s outlook for the current fiscal year is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system.

Autonomous City of Buenos Aires, November 10, 2008.

                  REPORT OF THE SUPERVISORY SYNDICS' COMMITTEE

To the Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - 2(nd) floor
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of September 30, 2008, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the nine-month period then ended, as well as supplementary Notes 1 to 17, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the nine-month period ended September 30, 2008, with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their limited review report on November 10 2008, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of the financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the business criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

     In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the nine-month period ended September 30, 2008 contain the information required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the Rules concerning Accounting Documentation of the Cordoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

     We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19,550, which we deemed necessary according to the circumstances.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4. Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of Grupo Financiero Galicia S.A. as of September 30, 2008 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

     As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the nine-month period ended September 30, 2008, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company's Board of Directors.

     Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, November 10, 2008.


                                                  Supervisory Syndics' Committee

[GRAPHIC OMITTED] PRICEWATERHOUSECOOPERS

                                         Price Waterhouse & Co. S.R.L.
                                         Firma miembro de PricewaterhouseCoopers
                                         Bouchard 557, Piso 7(degree)
                                         C1106ABG - Ciudad de Buenos Aires
                                         Tel. (54-11) 4850-0000
                                         Fax (54-11) 4850-1800

                                         www.pwc.com/ar

                              Limited Review Report

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Legal address:
Tte. Gral. Juan D. Peron 456 - 2(nd) floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1. We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2008, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the nine-month periods ended September 30, 2008 and 2007, as well as supplementary Notes 1 to 17 and Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by
     Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Cordoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2008, and the consolidated income statements and consolidated statements of cash flows and cash equivalents for the nine-month periods ended September 30, 2008 and 2007, together with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial condition, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared their financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the City of Buenos Aires.

[GRAPHIC OMITTED] PRICEWATERHOUSECOOPERS

4. On February 13, 2008 we issued our audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2007 and 2006 with an unqualified opinion regarding the Argentine Central Bank's regulations and departures from professional accounting standards similar to those indicated in item 3 above.

5. Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2007 and 2006 mentioned in item 4, we express the following:

     a) the financial statements of Grupo Financiero Galicia S.A. as of September 30, 2008 and 2007 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 3 above, with professional accounting standards applicable in the City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

     b) the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2007.

6.   As called for by the regulations in force, we report that:

     a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Law Governing Commercial Companies, and pertinent resolutions of the National Securities Commission.

     b) The financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

     c) We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange and the Informative Review as of September 30, 2008 and 2007, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

     d) As of September 30, 2008, Grupo Financiero Galicia S.A.'s accrued debt with the Integrated Pension and Survivor's Benefit System, which stems from the accounting records, amounted to $ 32,180.84, which was not yet due at that date.

Autonomous City of Buenos Aires, November 10, 2008.


                                                   PRICE WATERHOUSE & CO. S.R.L.